SEABRIDGE GOLD INC.

ANNUAL

INFORMATION

FORM

FOR THE YEAR ENDED
DECEMBER 31, 2012

DATED MARCH 26, 2013

TABLE OF CONTENTS

Contents
PRELIMINARY NOTES		i
Date of Information		i
Reporting Currency		i
Units of Measure		i
Cautionary Note to United States Investors Regarding Resource Estimates		i
ITEM 1:	CORPORATE STRUCTURE	1
Incorporation of the Issuer		1
Incorporate Relationships		1
ITEM 2:	GENERAL DEVELOPMENT OF THE BUSINESS	2
Overview		2
Three Year History		4
ITEM 3:	DESCRIPTION OF THE ISSUER'S BUSINESS	6
General		6
Cautionary Note Regarding Forward-Looking Statements		7
KSM Project		8
Courageous Lake Project		35
ITEM 4:	RISK FACTORS	57
Risks Related to the Issuer and its Industry		57
Risks Related to the Common Shares		66
ITEM 5:	DIVIDENDS	68
ITEM 6:	GENERAL DESCRIPTION OF CAPITAL STRUCTURE	68
ITEM 7:	MARKET FOR SECURITIES	68
Trading Price and Volume		68
ITEM 8:	DIRECTORS AND OFFICERS	69
ITEM 9:	AUDIT COMMITTEE INFORMATION	72
Audit Committee Charter		72
Composition of the Audit Committee		72
Relevant Education and Experience		72
External Auditor Services Fees (by Category)		73
Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors		73
ITEM 10:	CONFLICTS OF INTEREST	74
ITEM 11:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	74
Legal Proceedings		74
Regulatory Actions		74
ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	74
ITEM 13:	TRANSFER AGENTS AND REGISTRARS	74
ITEM 14:	MATERIAL CONTRACTS	75
ITEM 15:	INTERESTS OF EXPERTS	75
ITEM 16:	ADDITIONAL INFORMATION	75

PRELIMINARY NOTES

Date of Information

The information in this Annual Information Form (“AIF”) is presented as of December 31, 2012 unless specified otherwise.

Reporting Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.  The Issuer’s quarterly and annual financial statements are presented in Canadian dollars.

Units of Measure

In this AIF a combination of Imperial and metric measures are used with respect to the Issuer’s mineral properties.  Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare (h)	0.4047 hectares	1 acre
3.28 feet	1 meter (m)	0.3048 meters	1 foot
0.62 miles	1 kilometer (km)	1.609 kilometers	1 mile
0.032 ounces (troy) (oz)	1 gram (g)	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne (t)	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne (g/t)	34.28 grams/tonne	1 ounce (troy/ton)

Abbreviations of unit measures are used in this AIF in addition to those in brackets in the table above as follows:

Bt - Billion tonnes	Ga - Gigaannum	kWh - Kilowatt hours	Mlb - Million pounds
Mm³ - Million cubic meters	Moz - Million ounces	m/s - Meters per second	Mt - Million tonnes
MWh - Megawatt hours	ppm - Parts per million	ppb – parts per billion	tpd – tonnes per day
W/m²-

See “Glossary of Technical Terms” for a description of some important technical terms used in this AIF.

Cautionary Note to United States Investors Regarding Resource Estimates

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and the Mineral Reserves, adopted by the CIM Council on December 11, 2005 (the “CIM Standards”) as they may be amended from time to time.

i

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Under U.S. Standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources which are not mineral reserves do not have demonstrated economic viability and U.S. investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  U.S. investors are also cautioned not to assume that all or any part of an “inferred resource” exists, is economically mineable or will ever be upgraded to a higher category.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, under U.S. rules, companies are normally only permitted to report “resources” as in place tonnage and grade without reference to unit measures.

ii

Seabridge Gold Inc.

ANNUAL INFORMATION FORM

ITEM 1:       CORPORATE STRUCTURE

Incorporation of the Issuer

Seabridge Gold Inc. (the “Issuer” or “Seabridge”) was incorporated under the Company Act (British Columbia) on September 14, 1979 under the name of Chopper Mines Ltd., which was subsequently changed to Dragoon Resources Ltd. on November 9, 1984, and then changed once more to Seabridge Resources Inc. on May 20, 1998.  On June 20, 2002, the Issuer changed its name to “Seabridge Gold Inc.” and on October 31, 2002, the Issuer was continued under the Canada Business Corporations Act.

The Issuer’s corporate offices are located at 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.  The Issuer’s telephone number is (416) 367-9292.  The Issuer’s Shares are currently listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and on the New York Stock Exchange (the “NYSE”) under the symbol “SA”.  The Issuer’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.

Incorporate Relationships

The Issuer presently has five wholly-owned subsidiaries: Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada, Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold, Corporation, a Nevada corporation, 5555 Gold Inc., a Nevada corporation, and 555 Silver Inc., a Nevada Corporation.  The following diagram illustrates the current inter-corporate relationship between the Issuer, its subsidiaries and its projects:

ITEM 2:         GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Since 1999, Seabridge has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold.  The Issuer’s strategy to achieve this goal is to optimize gold ownership per Common share by increasing gold resources more rapidly than shares outstanding.  This ratio of gold ownership per Common share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that Seabridge’s strategic focus would be on acquiring, exploring and developing gold deposits.  Seabridge determined it would not build or operate mines, but that it would look to partner or sell assets that were ready for production.  In the Issuer’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources.  Seabridge also concluded that early stage exploration would be too risky in terms of trying to achieve a growing ratio of gold ownership per Common share.  The Issuer therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the order set forth and in response to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) defining the economic parameters of the deposits through engineering studies and upgrading mineral resources to reserves.  The Issuer believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold ownership per Common share.

In 1999, Seabridge set out to buy gold deposits in North America that were not economic in a low gold price environment.  North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages.  At that time, many projects were for sale at distressed prices as producers struggled to stay in business.  Seabridge decided it would acquire projects with three main characteristics:

1.	Proven resources with quality work done by reputable companies;
2.	Upside exploration potential; and
3.	Low holding costs to conserve cash in the event that a higher gold price was not achieved.

From 1999 to 2002, Seabridge acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories) and has been paying less than US$0.10 per ounce per year in holding costs.  Previous owners had spent an estimated US$300 million exploring and developing these deposits.

By 2002, with the gold price on the rise, the Issuer believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration.  Seabridge’s strategy entered its second phase, which was to expand the Issuer’s resource base by carefully targeted exploration.  This phase proved highly successful, with total measured and indicated gold resources growing 589% between 2003 and 2012 and shares outstanding increasing only 57% during the same period.

By 2008, the gold price had risen sufficiently to make Seabridge think that a number of its projects might be economic.  Therefore Seabridge began work on the third phase of its strategy: defining the economics of its projects through engineering studies and upgrading resources to reserves.  This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Issuer’s most important asset.  The permitting process began and the Issuer undertook substantial infill drilling programs to raise the confidence level in the project’s resources.  This work led to a completed Preliminary Feasibility Study for the KSM Project in March 2010, which was updated in June, 2011.  Since that date the Issuer has undertaken further optimization work at the KSM Project and revised its project design based on input received from regulatory authorities and aboriginal groups, which work is reflected in the third Preliminary Feasibility Study for the KSM Project completed in June 2012.  The Issuer has submitted its Environmental Impact Statement/Environmental Assessment Application in early 2013 which is based on the KSM Project design in the 2012 KSM Preliminary Feasibility Study.  In conjunction with working through the environmental assessment process, the Issuer is also working to advance the process of engagement with the Nisga’a Nation and other aboriginal groups impacted by the project.

In 2010 the Issuer also turned its attention to its second-largest asset, the Courageous Lake Project.  A preliminary economic assessment of this project was completed in early 2008 and indicated that the project’s economics were marginal at the then prevailing gold price.  Given the increase in the gold price since early 2008, the Issuer decided to start taking the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling and further engineering work, and completed a preliminary feasibility study in July, 2012.

In 2012 the Issuer also decided to undertake drilling of new targets at both the KSM Project and the Courageous Lake Project in search of deposits of higher grade material that could improve the economics of each project.  The exploration results to date have been very encouraging.

To date, work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of, or the optioning of, non-core assets, consistent with the Issuer’s strategy of limiting share dilution.  The Issuer has sold its early-stage Nevada properties and the Grassy Mountain project and entered into option agreements in respect of each of the Red Mountain, Quartz Mountain, Castle Black Rock, Four Mile Basin and Liberty Springs projects under which the respective optionees may acquire a 100% interest in such properties.  The Grassy Mountain project was sold in February, 2013 upon exercise of the option to acquire a 100% interest in the Grassy Mountain property granted by the Issuer in 2011.

Seabridge intends to seek a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Issuer when the current phase of better defining the economics of these projects and additional de-risking of these projects has been further advanced.  The recent exploration work at KSM searching for a high grade core is focused on finding zones of higher grade copper as well as gold, as it is hoped a higher grade copper discovery will result in major copper producers being attracted to the project.  Realizing value for the Issuer’s shareholders will depend on the potential financial return for a prospective purchaser or partner, successfully addressing regulatory and aboriginal concerns as well as market conditions at the time, especially gold and copper prices.  The timing of sales or partnership agreements, if any, cannot be determined at this juncture.

The continuing success of the Issuer is dependent on (1) advancing its projects through regulatory reviews, (2) exploration success on projects it is exploring on its own account (3) continued strength in the price of gold and/or (4) successfully concluding negotiations under which others acquire interests in Seabridge's properties, whether under option agreements or by purchase.

Three Year History

During the three most recently completed financial years, the Issuer has focused its exploration and development efforts on its two core projects, namely KSM in British Columbia and Courageous Lake in the Northwest Territories.

In 2010 and 2011, the Issuer completed core drill programs at its KSM Project of 26,580 meters, and 20,750 meters respectively, with the objectives of expanding resources, upgrading resources from the inferred category into the measured or indicated categories and testing deposit limits.  After each program, the Issuer completed resource estimates incorporating the drilling data to date.  In March of 2010 the Issuer completed a Preliminary Feasibility Study in respect of its KSM Project and in June of 2011 the Issuer completed an updated Preliminary Feasibility Study in respect of its KSM Project.

At its Courageous Lake Project, the Issuer returned to further development work in 2010, completing exploration work and an updated resource estimate and, in July of 2011, the Issuer completed a Preliminary Economic Assessment in respect of its Courage Lake Project.

Due to the success at both its KSM and Courageous Lake Projects, in early 2008 the Issuer announced that it would look to sell or joint venture its other projects while continuing to advance its two core projects.  In December 2010, the Issuer sold the royalty interest it retained in the Nocha Buena project.  In 2011, the Issuer continued advancing the sale of non-core assets, having concluded option agreements on its Quartz Mountain and Grassy Mountain projects.  In 2012, the success continued with the Issuer concluding an option on its Red Mountain Project and, in connection with the sale of its early stage properties in Nevada, concluding options on each of its Castle Black Rock, Four Mile Basin and Liberty Springs projects.  In early 2013, the Grassy Mountain option was exercised and a 100% ownership interest in the property was transferred to the optionee.

In 2011, the Issuer also entered into an agreement with a subsidiary of Royal Gold, Inc. (such subsidiary referred to in this AIF as “RGLD”) under which RGLD agreed to take down a $30,000,000 private placement in Seabridge Common shares at a 15% premium to market and Seabridge granted to RGLD an option to acquire a 1.25% net smelter returns royalty (“NSR Royalty”) on all gold and silver production from Seabridge’s KSM project, which option is exercisable by payment of $100,000,000 during a period of 60 days following the announcement of receipt of all material approvals and permits for the KSM Project, full project financing and certain other conditions.  Seabridge also granted RGLD an 18 month option (the “RGLD Financing Option”) to acquire an additional C$18 million in Common shares of the Issuer that would be priced at a 15% premium over the market price at the time of subscription.  Upon exercise, this additional investment in Seabridge shares would provide RGLD an option to acquire a further 0.75% NSR Royalty on all gold and silver production sales from KSM for an additional C$60 million on the same conditions as the first NSR Royalty.  In December, 2012, RLGD exercised the RGLD Financing Option and invested a further C$18 million in the Issuer and now holds options allowing it to acquire up to a 2% NSR Royalty on all gold and silver production sales from KSM for an aggregate of C$160 million.

In 2012 exploration at the KSM Project turned from work primarily designed to upgrade known resources to work primarily focused on finding the high-grade core(s) of the KSM deposits.  This exploration program used data assembled over many years of temperature and pressure variances, geochemical markers and deep penetrating geophysical surveys to vector from known mineralization towards a possible high-grade core.  Several promising targets were tested and three targets remain priorities for exploration in the coming year.  The preliminary drill evidence suggests that Seabridge may have found the upper portion of a core zone below the known Kerr deposit.  In the course of evaluating deep high-grade potential at KSM, an unexpected discovery was made of epithermal-style mineralization that is referred to as the Camp Zone.  The Camp Zone is in the Sulphurets Valley, covered by a relatively thin layer of glacial till.

In 2012, the exploration program at Courageous Lake was, in part, dedicated to the discovery of a second gold deposit along Seabridge’s 52-kilometer-long Matthews Lake Greenstone Belt.  A discovery was made at the Walsh Lake that is on strike with deposits exploited in the Tundra Mine.  It is about 10 km south of the FAT deposit and currently has a strike length of 850 meters but remains open to the north and at depth.

In early 2013 the KSM Project also achieved another significant milestone in its development with the filing of its provincial Application for an Environmental Assessment certificate (“Application”) and its federal Environmental Impact Statement (“EIS”).  The KSM Project is undergoing a joint environmental assessment as mandated by the Canadian Environmental Assessment Act and the British Columbia Environmental Assessment Act.  With the completion of the filing, the screening process commences, followed by the environmental assessment review process.

At the date of this AIF, over 90% of the mineral resources at all of its projects combined are at the KSM Project and the Courageous Lake Project and the Issuer considers that its present market value principally relates to just these two projects.  As a result, its present and future exploration and development activities will be almost exclusively focused on advancing these two projects.

ITEM 3:       DESCRIPTION OF THE ISSUER'S BUSINESS

General

The Issuer owns five properties with gold resources and its material properties are its KSM Project and its Courageous Lake Project.  The Issuer holds a 100% interest in each of its properties, however, each of the Quartz Mountain, Red Mountain and Castle Black Rock projects are subject to option agreements under which the optionee may acquire a 100% interest in such project.  At the date of this AIF, the estimated gold resources at the Issuer’s properties are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)
PROJECT	Cut-Off Grade (g/T)	Measured					Indicated					Inferred
		Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)
KSM
Mitchell	0.50¹	724,000	0.65	15,130	0.18	2,872	1,052,900	0.58	19,634	0.16	3,713	567,800	0.44	8,032	0.14	1,752
Iron Cap	0.50¹	--	--	--	--	--	361,700	0.44	5,117	0.21	1,674	297,300	0.36	3,441	0.20	1,310
Sulphurets	0.50¹	--	--	--	--	--	370,900	0.59	7,036	0.21	1,717	177,100	0.50	2,847	0.15	585
Kerr	0.50¹	--	--	--	--	--	270,400	0.24	2,086	0.46	2,741	85,000	0.24	656	0.28	525
KSM Total	--	724,000	0.65	15,130	0.18	2,872	2,055,900	0.51	33,873	0.22	9,845	1,127,200	0.41	14,976	0.17	4,172
Courageous Lake²	0.83	13,401	2.53	1,090	--	--	93,914	2.28	6,884	--	--	48,963	2.18	3,432	--	--
Quartz Mountain²	0.34	3,480	0.98	110	--	--	54,330	0.91	1,591	--	--	44,800	0.72	1,043	--	--
Red Mountain²	1.00	1,260	8.01	324	--	--	340	7.041	76	--	--	2,079	3.71	248	--	--
Castle/ Black Rock²	0.25	4,120	0.57	75	--	--	8,260	0.53	140	--	--	7,950	0.37	93	--	--

Note:	The resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.
1.	The cut-off grade for KSM is stated in amount of gold equivalent which takes into consideration the presence of copper which contributes to project economics.
2.
Seabridge has entered into option agreements, or letters of intent to negotiate option agreements, under which a 100% interest in each of the Red Mountain, Grassy Mountain, Quartz Mountain and Castle Black Rock projects may be acquired.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Issuer’s projects, business approach and plans, including production, capital, operating and cash flow estimates; business transactions such as the potential sale or joint venture of the Issuer’s KSM Project and Courageous Lake Project (each as defined herein) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources; and the timing of completion and success of exploration activities, community relations, required third party consents, permitting and related programs in relation to the KSM Project and Courageous Lake Project.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”).  In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by the Issuer in light of its experience and perception of historical trends, current conditions and expected future developments.  In making the forward-looking statements in this AIF the Issuer has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated reserves at the Issuer’s projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Issuer’s history of losses and expectation of future losses;
•	risks related to the Issuer’s ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;
•	uncertainty of whether the reserves estimated on the Issuer’s mineral properties will be brought into production;
•	uncertainties relating to the assumptions underlying the Issuer’s resource and reserve estimates;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	risks related to commercially producing precious metals from the Issuer’s mineral properties;
•	risks related to fluctuations in the market price of gold, copper and other metals;
•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;
•	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;
•	uncertainty related to title to the Issuer’s mineral properties;
•	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights;
•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
•	increased competition in the mining industry;
•	the Issuer’s need to attract and retain qualified management and personnel;
•	risks related to some of the Issuer’s directors’ and officers’ involvement with other natural resource companies; and
•	the Issuer’s classification as a “passive foreign investment company” under the United States tax code.

This list is not exhaustive of the factors that may affect any of the Issuer’s forward-looking statements.   Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Issuer or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere in this AIF.  In addition, although the Issuer has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.  It is also noted that while Seabridge engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Issuer does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

KSM Project

Overview

The KSM Project is in the Iskut-Stikine region of British Columbia, approximately 21 kilometers south-southeast of the former Eskay Creek Mine and approximately 68 kilometers northwest of Stewart, British Columbia.  (See Figure 1.) The provincial government has recognized the significance of historical mining activity in this area, which includes the past producing Eskay Creek, Snip, Granduc, and Premier mines.

Access to the property is by helicopter from Stewart, British Columbia.  Mobilization of equipment and personnel is staged from the Bob Quinn airstrip and from Bell II Crossing on the Stewart  Cassiar Highway.

Figure 1 - KSM Project Location Map

YUKON TERRITORY
NORTHWEST TERRITORIES
ALASKA
GREENS CREEK
RED CHRIS
GALORE CREEK
KEMESS
ESKAY CREEK
KSM PROPERTY
Stewart
BRITISH COLUMBIA
ALBERTA
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
UNITED STATES
Area Shown
CANADA
U S A

■ OPERATING BASE METAL MINES

▲ ADVANCED BASE METAL PROJECTS

Seabridge Gold Inc.

Kerr-Sulphurets-Mitchell Property
British Columbia, Canada

At the time the Issuer acquired the KSM Project in 2001, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modeled separately by Placer Dome (CLA) Limited (“Placer Dome”).  Subsequent drilling by the Issuer has defined a very large new zone, the Mitchell Zone, and the Iron  Cap Zone.

From 2008 to 2011 Seabridge focused on further exploration and development of the four deposits at the KSM Project and generated successive resource estimates and three preliminary feasibility studies, the most recent preliminary feasibility study being the 2012 KSM PFS Report (as defined herein) dated June 22, 2012.  In 2012 Seabridge continued development efforts, including work required for the submission of its Environmental Impact Statement/Environmental Assessment Application, but has changed its exploration focus at KSM to a search for higher temperature core zones that typically concentrate high-grade metals within very large porphyry systems such as KSM.  Exploration in 2012 has resulted in the discovery of three higher priority zones that show potential to be such a core, the most promising being the Deep Kerr Zone.  (See “KSM 2012 Exploration”) In the course of this work in 2012 the Issuer also discovered an epithermal deposit named the Camp Zone.

After completing drilling in 2012 the drill hole database for the KSM Project now includes 491 drill holes totaling approximately 142,702 meters.  Approximately 95% of the holes at Mitchell and 100% of the holes at Iron Cap were drilled by Seabridge between 2006 and 2012.

In February, 2013, the Issuer filed its provincial Application for an Environmental Assessment certificate (“Application”) and its federal Environmental Impact Statement (“EIS”) for the KSM Project.  The Issuer believes that the Application/EIS materials demonstrate that the KSM project, as designed, is environmentally responsible.  The Application/EIS submission addresses the requirements of the joint harmonized environmental assessment process as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act.

Land Status

The KSM property is comprised of three discontinuous claim blocks (see Figure 2).  These claim blocks are referred to as:

1.	the KSM claim group;
2.	the Seabee/Tina claims; and
3.	the KSM placer claim block.

The first two claim blocks (KSM and Seabee/Tina) contain 117 mineral claims, consisting of both cell and legacy claims.  The total area of the first two claim blocks is 40,455.3 hectares.  The Seabee/Tina claim block is about 19 km northeast of the KSM claim group.  The KSM claim group includes:

(a)	30 contiguous mineral cell claims covering an area of 6,726.42 hectares within which the mineral deposits lie;

(b)	16 mineral legacy “BJ” claims covering approximately 6,225 hectares within which certain infrastructure for the proposed mining operation would lie;

(c)	18 mineral legacy “New BJ” claims covering approximately 6,026.2 hectares that are adjacent to the “BJ” claims described in paragraph (a).

The Seabee/Tina claims include 47 mineral cell claims (Seabee Property) and six mineral legacy claims (Tina Property), covering approximately 21,478 hectares, that are located about 19 kilometers northeast of the KSM property where certain of the KSM Project’s proposed processing plants and tailings storage would be located.

The KSM placer claims include 29 placer cell claims covering an area of 11,678 hectares which are coincident in land area with most of the mineral cell claims within the KSM claim group.

The KSM placer claims include 29 placer cell claims covering an area of 11,678 hectares which are coincident in land area with most of the mineral cell claims within the KSM claim group.

Figure 2  - KSM Project Claim Map

CLAIMS ACQUIRED IN 2010
CLAIMS ACQUIRED IN 2009
ORIGINAL SEABRIDGE CLAIMS
HELD BY OTHERS
TINA Group
SEABEE PROPERTY
SEABEE Group
NEW BJ Group
KSM PROPERTY
BJ Group
IRON CAP ZONE
MITCHELL ZONE
KSM Group
SULPHURETS ZONE
KERR ZONE
0
5
10
kilometers
SEABRIDGE GOLD
KSM PROJECT AREA
SEABRIDGE GOLD INC.
MINERAL CLAIMS
Mar., 2011
Skeena M.D.
NTS# 104B
NTS# 104A

These claims are 100% owned by the Issuer.  Barrick Gold Corporation retains a 1% NSR Royalty that is capped at $4.5 million.  Two of the pre-converted claims at the Sulphurets property (Xray 2 and 6) are also subject to an effective 1% NSR capped at US$650,000.  The two groups of BJ legacy claims are subject to royalties, however, none of the mineral deposits at the KSM Project lie within the BJ legacy claims.  In addition, the Issuer has granted two options to a subsidiary of Royal Gold, Inc. under which such subsidiary can acquire a 1.25% NSR Royalty and a 0.75% NSR Royalty in gold and silver produced from the KSM Property for $100 million and $60 million, respectively, subject to certain conditions.

The property is located on Crown land; therefore, all surface and access rights are granted under, and subject to, the Land Act (British Columbia) and the Mineral Tenure Act (British Columbia).  Approximately 13 km of the proposed 23 km Mitchell-Treaty tunnels (the “MTT”) pass under Crown Land subject to mineral claims held by third parties and the Issuer may need the consent of the holders of those mineral claims in order to build and operate the MTT.  Certain lands which the Issuer proposes to use for infrastructure are subject to placer claims held by third parties and the Issuer proposes to acquire these placer claims before developing the KSM Project.

The four gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassiar-Iskut-Stikine Land and Resource Management Plan approved by the British Columbia Government in 2000.  A part of the proposed ore transport tunnel lies within the boundaries of the South Nass Sustainable Resource Management Plan that is currently in development. The proposed sites for the tailing management and plant facilities lie outside of the boundaries of any land-use planning process.

The KSM Project site is located in an area historically used by several aboriginal groups.  Part of the Project, including the proposed plant and tailings management facility (“TMF”) but excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga’a Final Agreement.  In this area, consultation, led by the federal and provincial governments, is required with the Nisga’a Lisims Government under the terms of the Final Agreement.  The Tahltan First Nation has an asserted claim over part of the area underlying the Project footprint.  Additionally, the Gitanyow and Gitxsan Hereditary Chiefs, including wilp Skii Km Lax Ha, may have some interests within the broader region potentially affected by the Project, particularly downstream of the plant site and TMF.

Updated Preliminary Feasibility Study at the KSM Project of June 2012

In June 2011, an updated Preliminary Feasibility Study for the KSM Project was completed.  The details of the proposed mine development in this Preliminary Feasibility Study were subject to further study and review by the Issuer’s team of consultants and also by regulators and aboriginal groups impacted by the KSM project.  This work led to design changes and other enhancements to the proposed mine development which were incorporated into an updated Preliminary Feasibility Study for the KSM Project, prepared by a group of consultants, all of whom are independent of Seabridge.  The updated KSM Preliminary Feasibility Study, dated June 22, 2012, is entitled “2012 KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study” (the “2012 KSM PFS Report”) and is available on SEDAR at www.sedar.com.  The overall study was coordinated by Tetra Tech WEI Inc. (“Tetra Tech”).  The consultants and their responsibilities are as follows:

•	Tetra Tech, under the direction of John Huang (metallurgical testing review, mineral processing and process operating cost and overall report preparation) and Sabry Abdel Hafez (financial analysis)
•	Moose Mountain Technical Services under the direction of Jim Gray (open pit mining operations, mine capital and mine operating costs)
•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants and associated costs)
•	Rescan under the direction of Pierre Pelletier (environment and permitting)
•
Bosche Ventures Ltd. under the direction of Harold Bosche (site infrastructure layouts, tunnel conveyor, rope conveyor, tailing delivery, reclaim pumping and piping systems, and associated capital costs)

•	KlohnCrippen Berger Ltd. under the direction of Graham Parkinson (water diversion and seepage collection ponds, tailings dam, water treatment dam and related capital, operating and closure costs)
•	Allnorth Consultants Ltd. under the direction of Mr. Darby Kreitz (storage dam and tailings starter dam construction cost estimates)

•	RMI under the direction of Michael Lechner (mineral resources)
•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads and associated costs)
•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)
•	EBA Engineering Consultants Ltd. (EBA) under the direction of Kevin Jones (winter access roads and associated costs)
•	Golder Associates Inc. under the direction of Ross Hammett (block caving assessments and associated costs)
•	Stantec Consulting Ltd. under the direction of Tony Wachmann (tunnel design, construction procedures and costs)

The following (to “KSM Exploration 2012”) summarizes information from the 2012 KSM PFS Report.

Location and Climate

The KSM Project is situated about 950 km northwest of Vancouver, 68 km by air north-northwest of Stewart, BC and 21 km south-southeast of the former Eskay Creek Mine.  The property is located at latitude 56º52' North and longitude 130.25º West (see Figure 1).

The proposed pit areas lie within the headwaters of Sulphurets Creek, which is a tributary of the Unuk River.  The proposed TMF will be located within the tributaries of Teigen and Treaty creeks.  Teigen and Treaty creeks are tributaries of the Bell-Irving River, which is itself a major tributary of the Nass River.  Both the Nass and Unuk rivers flow to the Pacific Ocean.

The climate is generally typical of a temperate or northern coastal rainforest, with sub-arctic conditions at high elevations.  Precipitation is high, being estimated to range from about 1,614 to 1,652 mm and 1,083 to 1,371 mm per year in the mine and process plant areas, respectively, depending upon elevation.  The majority of precipitation is received in the fall and winter from September through to February.  The length of the snow-free season varies from about May through November at lower elevations, and from July through September at higher elevations.  Snowfalls and strong winds can be expected from early-October until mid-April with temperatures varying widely between 0º and -40ºC.  Snowpack ranges from one to two meters but high winds can create snowdrifts up to 10 meters.

Local Resources, Infrastructure and Physiography

The KSM property lies in the rugged Coastal Mountains of northwest British Columbia, with elevations ranging from 520 meters in Sulphurets Creek valley to over 2,300 meters at the highest peaks.  Valley glaciers fill the upper portions of the larger valleys from just below tree line and upwards.

There are deep-water loading facilities for shipping bulk mineral concentrate located in Stewart.  The facilities are currently used by the Huckleberry mine.  The nearest railway is the Canadian National Railroad (CNR) Yellowhead route, which is located approximately 220 km southeast of the property.  This line runs east-west, and can deliver concentrate to deep water ports near Prince Rupert and Vancouver, BC.

There are no settlements or privately owned land in the area; there is limited commercial recreational activity in the form of helicopter skiing, rafting tours and guided fishing adventures.  At present, the closest power transmission lines run along the Highway 37A corridor to Stewart, approximately 50 km southeast of the property.  However, electric service for the KSM Project will be from BC Hydro's Northwest Transmission Line (known as the NTL) that is currently under construction with a scheduled completion in the spring of 2014.

Stewart, a town of approximately 500 inhabitants, is the closest population center to the KSM Project.  It is connected to the provincial highway system via paved, all weather Highway 37A. The larger population centers of Prince Rupert, Terrace, and Smithers, with a total population of about 32,000, are located approximately 270 km to the southeast.

Exploration History

There is evidence that prospectors were active in the area prior to 1935.  The modern exploration history of the area began in the 1960’s, with brief programs conducted by Newmont Mining Corp., Granduc Mines Ltd., Phelps Dodge Corp., and the Meridian Syndicate.  All of these programs were focused towards gold exploration.  The Sulphurets Zone was first drilled by Esso Minerals in 1969; Kerr was first drilled by Brinco in 1985 and Mitchell Creek by Newhawk Gold in 1991.

There is no recorded mineral production, nor evidence of it, from the property.  Immediately west of the property, historical small-scale placer gold mining has occurred in Sulphurets and Mitchell Creeks.  On the Bruceside property immediately to the east and currently owned by Pretium Resources Inc. (now named the Brucejack property), limited underground development and test mining was undertaken in the 1990’s on narrow, gold-silver bearing quartz veins at the West Zone.

During 2003-2005, under its option to earn up to a 65% interest in the project from Seabridge, Falconbridge conducted geophysics, surface mapping, surface sampling and completed approximately 4,100 m of drilling at the project.

Since 2006, Seabridge has been conducting exploration and development activities at the project.

Geology

The region lies within “Stikinia”, a terrane of Triassic and Jurassic volcanic arcs that were accreted onto the Paleozoic basement of the North American continental margin in the Middle Jurassic.  Stikinia is the largest of several fault bounded, allochthonous terranes within the Intermontane belt, which lies between the post-accretionary, Tertiary intrusives of the Coast belt and continental margin sedimentary prisms of the Foreland (Rocky Mountain) belt.  In the Kerr-Sulphurets area, Stikinia is dominated by variably deformed, oceanic island arc complexes of the Triassic Stuhini and Jurassic Hazelton groups.  An extensive basin formed eastward of the property in the Late Jurassic and Cretaceous that filled with thick accumulations of clastic sedimentary rocks of the Bowser Group.  Folding and thrusting due to compressional tectonics in the late Cretaceous generated the area’s current structural features.  Remnants of Quaternary basaltic eruptions occur throughout the region.

Early Jurassic sub-volcanic intrusive complexes are common in the Stikinia terrane, and several host well-known precious and base metal rich hydrothermal systems.  These include copper-gold porphyry deposits such as Galore Creek, Red Chris, Kemess, Mt. Milligan, and Kerr-Sulphurets.  In addition, there are a number of related polymetallic deposits including skarns at Premier, epithermal veins and subaqueous vein and replacement sulfide deposits at Eskay Creek, Snip, Bruceside, and Granduc.

The Kerr deposit is a strongly-deformed copper-gold porphyry, where copper and gold grades have been upgraded due to remobilization of metals during later and/or possibly syn-intrusive deformation.  Alteration is the result of a relatively shallow, long lived hydrothermal system generated by intrusion of monzonite.  Subsequent deformation along the Sulphurets Thrust Fault (STF) was diverted into the Kerr area along pre-existing structures.  The mineralized area forms a fairly continuous, northsouth trending west dipping irregular body measuring about 1,700 m long and up to 200 m thick.

The Kerr mineralized zone is characterized by finely disseminated, fracture and veinlet controlled chalcopyrite with minor bornite and tennanite associated with an early Jurassic porphyritic monzonite that was intruded into Triassic sedimentary and volcanic rocks.  Extensive and intensive hydrothermal alteration of the intrusive rocks and surrounding rocks produced a north-south trending zone of sericite-quartz-pyrite rocks.  This hydrothermal alteration trend defines the limits of the copper-gold mineral system.  Block gold, copper, and silver grades were estimated using inverse distance and nearest neighbour methods.

The Sulphurets deposit is comprised of two distinct zones referred to as the Raewyn Copper-Gold Zone and the Breccia Gold Zone.  The Raewyn Copper-Gold Zone hosts mostly porphyry style disseminated chalcopyrite and associated gold mineralization in moderately quartz stockworked, chlorite-biotite-sericite-magnetite altered volcanics.  Hydrothermal alteration in these rocks is characterized by sericite-pyrite-quartz introduction associated with stockwork veins.  Gold and copper are concentrated in the stockwork veins and disseminated in the wallrock.  The Raewyn Copper-Gold Zone strikes northeasterly and dips about 45° to the northwest.  The Breccia Gold Zone hosts mostly gold-bearing pyritic material mineralization with minor chalcopyrite and sulfosalts in a K-feldsparsiliceous hydrothermal breccia that apparently crosscuts the Raewyn Copper-Gold Zone.  The Breccia Gold Zone strikes northerly and dips westerly.

The Mitchell Zone is underlain by foliated, schistose, intrusive, volcanic, and clastic rocks that are exposed in an erosional window below the shallow north dipping Mitchell Thrust Fault (MTF).  These rocks tend to be intensely altered and characterized by abundant sericite and pyrite with numerous quartz stockwork veins and sheeted quartz veins (phyllic alteration) that are often deformed and flattened.  Towards the west end of the zone, the extent and intensity of phyllic alteration diminishes and chlorite-magnetite alteration becomes more dominant along with lower contained metal grades.  In the core of the zone, pyrite content ranges between 1 to 20%, averages 5%, and typically occurs as fine disseminations.  Gold and copper tends to be relatively low-grade but is dispersed over a very large area and related to hydrothermal activity associated with Early Jurassic hypabyssal porphyritic intrusions.  In general, within the currently drilled limits of the Mitchell Zone, gold and copper grades are remarkably consistent between drill holes, which is consistent with a large, stable, and long-lived hydrothermal system.

The Iron Cap Zone, which is located about 2,300 m northeast of the Mitchell Zone, is well exposed and consists of intensely altered intrusive, sedimentary, and volcanics.  The Iron Cap deposit is a separate, distinct mineralized zone within the KSM district.  It is thought to be related to the other mineralized zones but differs in that much of the host rock is hydrothermally altered intrusive (porphyritic monzonite to diorite) rather than altered volcanics and sediments.  There is a high degree of silicification that overprints earlier potassic and chloritic alteration.  Intense phyllic alteration and high density of stockwork veining, which are pervasive at the nearby Mitchell Zone, are less pervasive at Iron Cap.  The surface expression of the Iron Cap Zone measures about 1,500 m (northeast-southwest) by 600 m (northwest-southeast).

The Kerr Zone has been delineated by 31,359 m of core drilling from 159 holes that are spaced between 50 to 100 m apart.  The majority of the Kerr drilling data were collected by Placer Dome Inc. (Placer Dome) and previous operators.  The Sulphurets Zone has been delineated by about 36,601 m of core drilling from 126 diamond core holes that are spaced at intervals ranging between 50 to 100 m.  Seabridge (plus Falconbridge) collected about 76% of the total Sulphurets drilling; most of the remaining data were collected by Placer Dome.  There were 154 diamond core holes used for the Mitchell block model that were spaced at approximately 75 to 100 m intervals, totalling 56,952 m of data.  Gold, copper, silver, and molybdenum grades were estimated for the Iron Cap Zone using 52 diamond core holes totalling about 17,790 m of data.

Security of Samples

The Issuer follows an ongoing and rigorous sample preparation, security, quality control/quality assurance protocol for its exploration programs, including blank and reference standards in every batch of assays.  Cross-check analyses are conducted at a second external laboratory on 10% of the samples.  The details of these procedures are outlined in the 2012 KSM PFS Report.

Mineral Resources

Resource Modeling Inc. (“RMI”) constructed 3D block models for the Kerr, Sulphurets, Mitchell, and Iron Cap Zones.  Various 3D wireframes were used to constrain the estimate of block grades (e.g. lithology, alteration, structural, and grade envelopes).  These wireframes were used by RMI in a multi-pass inverse distance grade interpolation plan.  The estimated block grades were validated using visual and statistical methods.  Based on those results, RMI believes that the grade models are globally unbiased and suitable for subsequent pit optimization studies.  The estimated block grades were classified into Measured (Mitchell only), Indicated, and Inferred Mineral Resource categories based on mineralized continuity, along with distance to data in conjunction with the number of drill holes that were used to estimate block grades.  The following table summarizes the estimated measured, indicated, and inferred mineral resources for each zone at a 0.50 g/t gold equivalent cut-off grade.  A gold price of US$650/oz and a copper price of US$2.00/lb were used to calculate the AuEQ grade.  Gold and copper recoveries of 70% and 85%, respectively, were also used to calculate gold equivalency using the following expression:

AuEQ =
Au (g/t) + (Cu (%)* (((Cu price/453.5924)/Au price/31.1035)) * (Cu recovery/Au recovery))*10000

The metal prices and recoveries are the same as those used in past KSM AuEQ calculations; they were selected to enable direct comparisons with previous estimates. RMI notes that some apparent discrepancies in the calculation of contained metal may occur due to the rounding of tonnes and grades.    The mineral resources tabulated in the table were not constrained by conceptual pits, although RMI did generate a series of conceptual pits for each zone to test the robustness of the deposits.

	Measured Mineral Resources					Indicated Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	No Measured Resources					270,400	0.24	0.46	2,086	2,741
Sulphurets	No Measured Resources					370,900	0.59	0.21	7,036	1,717
Mitchell	724,000	0.65	0.18	15,130	2,872	1,052,900	0.58	0.16	19,634	3,713
Iron Cap						361,700	0.44	0.21	5,117	1,674
Total	724,000	0.65	0.18	15,130	2,872	2,055,900	0.51	0.22	33,873	9,845

	Measured + Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	270,400	0.24	0.46	2,086	2,741	85,000	0.24	0.28	656	525
Sulphurets	370,900	0.59	0.21	7,036	1,717	177,100	0.50	0.15	2,847	585
Mitchell	1,776,900	0.61	0.17	34,764	6,585	567,800	0.44	0.14	8,032	1,752
Iron Cap	361,700	0.44	0.21	5,117	1,674	297,300	0.36	0.20	3,441	1,310
Total	2,779,900	0.55	0.21	49,003	12,717	1,127,200	0.41	0.17	14,976	4,172

Note:           This table does not include the results of the 2012 exploration program at the KSM Project.  These resource estimates have been prepared in accordance with NI 43-101.  See “Cautionary Note to United States Investors”.  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.

Mine Planning

Open pit mining and block cave underground mining methods are proposed to be used for the KSM Project.  Studies conducted by Golder show a viable block cave mine after initial open pit mining at the Mitchell deposit, and a viable standalone block cave mine at Iron Cap.  Current Kerr and Sulphurets resources are not suitable for block cave mining and are designed as open pits.

The use of block cave mining in this PFS reduces the quantity of mined waste rock by approximately
2.3 Bt, or approximately 40% from the operation proposed in the previous pre-feasibility study of
June, 2011.

Open Pit Mining Operations

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine plans in the 2012 KSM PFS Report.  The RMI resource models classify the mineralization as measured, indicated, and inferred; only measured and indicated categories are used in the pit optimization.

Because of the difficulty in predicting relevant metal prices over such a long project life, the ultimate LG pit limits were set at the point where an incremental increase in pit size did not significantly increase the pit resource (an incremental increase in the pit resource results in only marginal economic return).

Detailed pit phases have been developed from the results of the LG sensitivity analysis integrating detailed pit slope criteria and highwall roads.  The ultimate pits have been divided into smaller mining phases, or pushbacks, to allow for more even waste stripping in the optimized scheduling stage of the project design.

Underground Mining Operations

The underground block caving mine designs for both Mitchell and Iron Cap are based on modeling using stope optimization software.  The ramp-up and maximum yearly mine production rates were established based on the rate at which the drawpoints are constructed, and the initial and maximum production rates at which individual drawpoints can be mucked.  The values chosen for these inputs were based on industry averages adjusted to suit the anticipated conditions.  In particular, the initial and maximum drawpoint production rates were reduced to simulate production environments with expected large fragmentation.  The underground mining NSR cut-offs are Cdn$15.41 per tonne at Mitchell and Cdn$15.57 per tonne at Iron Cap.  Mining dilution has been estimated at 9% for Mitchell and 5% at Iron Cap, all with dilution at zero grade.

Geotechnical Aspects of the Mine Plan

The high topographic relief in the areas of the open pits, block cave mines, and the Rock Storage Facilities (“RSF”) requires specific consideration.  Conservative designs, alternative/mitigating scenarios, and extra data and analyses have been included in the design work.  Potential geohazards are identified in the area of the proposed open pits, block cave mine, RSFs, roads, and other infrastructure; designs include the mitigation of geohazards such as avalanche control, provision of avalanche run-out routes, barriers, and avalanche area and slope hazard avoidance as appropriate.  All long term RSFs are confined to the lower Mitchell and McTagg valleys.

Proposed Mining Operation

The 2012 KSM PFS Report envisages a combined open-pit/underground block caving mining operation that is scheduled to operate for more than 50 years.  During the initial 25 years of mine life, all ore would be mined by open pit methods with the mill scheduled to operate at an average of 130,000 metric tonnes per day.  As mining at the Mitchell deposit switches to block caving in year 26, daily production is projected to decline to an average of approximately 90,000 tpd over the remaining 30 years of mine life.  Over the entire 50 plus year mine life, ore would be fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. for shipment to a Pacific Rim smelter. Extensive metallurgical testing confirms that KSM can produce a clean concentrate with an average copper grade of 25%, making it readily saleable.  A separate molybdenum concentrate and gold-silver dore would be produced at the KSM processing facility.

The proposed open pit mining operations are typical of open-pit operations in mountainous terrain in western Canada, with typical open-pit mining methods and equipment.  There is considerable operating and technical expertise, services and support in western Canada, British Columbia and in the local area for the proposed operations.  A large capacity operation is being designed and large scale equipment is specified for the major operating areas in the mine to maximize productivity and minimize unit mining costs.  Large scale equipment is also expected to reduce the labour requirement on site and dilute the fixed overhead costs for the mine operations.

The proposed underground operations are typical of large underground block cave mines around the world using typical underground mobile and fixed equipment including crushers, conveyors, haulage trains and a fleet of secondary breakers.  These mines are large-capacity operations that utilize large equipment to generate high productivity and lower unit costs.

Rock Storage Facilities

The RSFs for Kerr, Sulphurets, and Mitchell are confined to the lower Mitchell and McTagg areas.  This increases the costs of waste haulage from the further mining zones, but reduces the amount of disturbed area, as well as the post-mining reclamation and waste treatment requirements.  The safe operation of high-relief RSFs in mountain terrain has been successfully demonstrated at other operations in western Canada; these approaches are being considered in this planning work.  Costs have been included to address reclamation and post-closure requirements.

Proven and Probable Reserves

Proven and probable ore reserves for the KSM Project are summarized in the table below.

Area	Ore (Mt)	Diluted Grades				Contained Metal
		Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (Moz)	Cu (Mlb)	Ag (Moz)	Mo (Mlb)
Mitchell Pit	973	0.642	0.163	2.92	63.4	20.1	3,506	91	136
Kerr Pit	242	0.244	0.454	1.20	0.0	1.9	2,425	9	0
Sulphurets Pit	318	0.585	0.219	0.79	50.6	6.0	1,535	8	35
Mitchell Underground	438	0.529	0.165	3.48	33.6	7.4	1,589	49	32
Iron Cap Underground	193	0.450	0.196	5.32	21.5	2.8	834	33	9
Total Proven & Probable	2,164	0.549	0.207	2.74	44.7	38.2	9,889	191	213

The proven and probable reserves of 38.2 Moz of gold (2.164 Bt at 0.549 g/t) are derived from total measured and indicated resources of 49.0 Moz of gold (2.780 Bt at 0.55 g/t) and include allowances for mining losses and dilution.

Waste to ore cut-offs were determined using metal prices of US$1,244 per ounce gold, US$3.21 per pound copper, US$22.98 per ounce silver and US$14.14 per pound molybdenum for net smelter return calculations.  Net smelter return (“NSR”) cut-offs for each pit are Cdn$9.57 per tonne of ore for Mitchell, Cdn$10.17 for Sulphurets and Cdn$9.61 for Kerr.  The mining loss and dilution as well as the dilution grades varies by pit area and is specified in the following tables.

Pit	Mining Loss	Mining Dilution
Mitchell	2.2%	0.8%
Sulphurets	5.3%	3.9%
Kerr	4.5%	3.2%

Mining Loss & Dilution

	Mitchell Pit	Kerr Pit	Sulphurets Pit
Cu (%)	0.043	0.106	0.056
Au (g/t)	0.229	0.141	0.333
Ag (g/t)	1.45	0.78	0.59
Mo (ppm)	59.4	–	19.0
NSR ($/t)	7.55	7.60	8.19

Dilution Grades

Metallurgical Testing

Several wide-ranging metallurgical test programs were carried out between 2007 and early 2012 to assess the metallurgical responses of the mineral samples from the KSM deposits, especially the samples from the Mitchell deposit.  Testwork conducted since early 2011 included: flotation locked cycle tests on the composite samples from Mitchell, Sulphurets, and Kerr deposits, and cyanide leach tests on the samples from the flotation products.  The 2011 testing also assessed the resistance of the ore samples to grinding, in particular to semi-autogenous grinding (“SAG”) milling.

The test results indicate that the mineral samples from the four separate mineralized deposits are amenable to the flotation-cyanidation combined process.  The process consists of:

•	copper-gold-molybdenum bulk rougher flotation followed by gold-bearing pyrite flotation;
•	regrinding the bulk rougher concentrate followed by three stages of cleaner flotation to produce a copper-gold-molybdenum bulk cleaner flotation concentrate;
•	molybdenum separation of the bulk cleaner flotation concentrate to produce a molybdenum concentrate and a copper/gold concentrate containing associated silver; and
•	cyanide leaching of the gold-bearing pyrite flotation concentrate and the scavenger cleaner tailing to further recover gold and silver values as doré bullion.

The samples from the Mitchell deposit produced better metallurgical results with the chosen flotation and cyanide leach extraction circuits when compared to the metallurgical results from the samples taken from the Sulphurets, Iron Cap, and Kerr deposits.  The locked cycle tests showed that, on average, approximately 85% of the copper and 60% of the gold in the Mitchell samples, which contain 0.205% Cu and 0.72 g/t Au, were recovered into a concentrate containing 24.8% Cu.  The cyanidation further recovered approximately 18% of the gold from the gold bearing products consisting of the cleaner flotation tailing and the gold bearing pyrite flotation concentrate.

Mineral Processing

The proposed flotation process is projected to produce a copper-gold concentrate containing approximately 25% copper.  This concentrate is estimated to recover between 76% and 88% of the copper, and between 50% and 62% of the gold from the mill feed.  Copper and gold flotation recoveries are expected to vary with changes in head grade and mineralogy.  For the LOM mill feed containing 0.549 g/t Au and 0.207% Cu, the average copper and gold recoveries to the concentrate are projected to be 81.7% and 53.9%, respectively.  Based on the testwork, the cyanidation circuit (carbon-in-leach) is projected to increase the overall gold recovery to a range of 70% to 79%, averaging 73.2% for the LOM, depending on gold and copper head grades.  Silver recovery from the flotation and leaching circuits is expected to be 63% on average.  A separate flotation circuit will recover molybdenite from the copper-gold molybdenum bulk concentrate when higher-grade molybdenite mineralization is processed.

The process plant consists of three separate facilities: an ore primary crushing and handling facility at the mine site, a 23 km Mitchell-Treaty ore conveyance and transportation tunnel system, and a main process facility at the Treaty plant site, adjacent to the TMF.  The processing circuit at the Treaty site includes secondary crushing by cone crushers and tertiary crushing by high pressure grinding rolls (“HPGR”), primary grinding by ball mills, flotation, regrinding, leaching, and concentrate dewatering.

The comminution plant at the Mitchell mine site reduces the mill feed from 80% passing 1,200 mm to 80% passing 150 mm by gyratory crushers.  The crushed ore would be stockpiled at the Mitchell site prior to being conveyed to the Treaty site, located near the TMF, northeast of the Mitchell mine site.

A 23-km Mitchell-Treaty twin tunnel (“MTT”) system has been designed to connect the Mitchell and Treaty sites.  The crushed ore would be transported through one of the twin tunnels by conveyance.  This tunnel would also be used for electrical power transmission and diesel fuel delivery by pipeline.  The adjacent tunnel would be used for the transport of personnel and supplies for mine operating and water management activities.  The proposed tunnel route is through Crown land and approximately 13 kilometers of its length passes through ground subject to mineral claims held by third parties.

The process plant at the Treaty site would consist of secondary and tertiary crushing, primary grinding, flotation, concentrate regrinding, concentrate dewatering, cyanide leaching, gold recovery, and tailing delivery systems.  The crushed ore conveyed from the Mitchell site would be sent to a 60,000-t stockpile adjacent to the tunnel portal.  The ore would then be reclaimed and crushed by cone crushers, followed by HPGR.

The ores from the HPGR comminution circuits would be ground to a product size of 80% passing 150 μm by four conventional ball mills in closed circuit with hydrocyclones.  The ground ore would then have copper/gold/molybdenum minerals concentrated by conventional flotation to produce a copper-gold-molybdenum concentrate and gold-bearing pyrite products for gold leaching. Depending on molybdenum content in the copper-gold-molybdenum concentrate, the concentrate may be further treated to produce a copper-gold concentrate and a molybdenum concentrate.  The molybdenum concentrate would be leached to reduce copper content.  The concentrate would be dewatered and shipped to copper and molybdenum smelters.

The gold-bearing pyrite products which consist of the bulk cleaner flotation tailing from the copper-gold-molybdenum cleaner flotation circuit and the gold-bearing pyrite concentrate would be leached with cyanide (“CIL”) for additional gold and silver recovery.  Prior to storage in the lined pond within the TMF, the leach residues from the cyanide leaching circuits would be washed, and subjected to cyanide recovery and destruction.  The water from the residue storage pond would be recycled back to the cyanide leach circuit.  Any excessive water would be further treated prior to being used as process water for the flotation circuit or sent to the flotation tailing storage pond.

The flotation tailing and the washed leach residues would be sent to the TMF for storage in separate tailing areas.  Two water reclaim systems for the flotation tailing pond and the CIL residue pond have been designed to separately reclaim the water from the TMF.

Tailing Management

The TMF would be constructed in three cells: the North and South cells for flotation tailing, and a lined cell for CIL tailing.  The cells are confined between four dams (North, Splitter, Saddle, and Southeast dams) located within the Teigen-Treaty Creek cross-valley.  In total, the TMF is designed to have a capacity of 2.3 Bt, which is more than the 2.19 Bt required for a greater than 50 year mine life.

De-pyritized flotation tailing is to be stored in the North and South cells.  The pyrite bearing CIL (carbon-in-leach) tailing is to be stored in a lined central cell.

The North and CIL cells would be constructed and operated first; they would store tailing produced in the first 25 years.  The North Cell would then be reclaimed while the CIL and South cells are in operation.

The Splitter and Saddle starter dams form the CIL pond and incorporate high density polyethylene and linear low density polyethylene liners in the core and basin floor in order to surround the CIL tailing within a completely lined impoundment.

Cyclone sand dam raises would be constructed from April through October each year, starting with the North Cell.  To reach the capacity of 2.3 billion tonnes, an ultimate dam crest elevation of 1068 m will be required for the North Cell dams and 1068 m for the South Cell.  This will require a dam height of up to 240 m for the Southeast dam, which is the highest dam of the TMF.

Process water collected in the flotation and CIL tailing cells would be reclaimed by floating pump barges and recycled separately to the plant either for use in the process, for treatment, or to be discharged.  Diversions would be constructed to route non-contact runoff from the surrounding valley slopes around the TMF.  During operation of the North Cell, flood waters would be routed south to Treaty Creek.  As operations switch to the South Cell, flows would be routed around the North Cell towards Teigen Creek and away from the South Cell.

Each of the cells are expected to have surplus water.  Surplus water is proposed to be managed during operations using a combination of storage, discharge to Treaty Creek during freshet if water quality meets standards, or treatment at the Treaty process plant water treatment facility (if required) and discharge.

Mine Area Water Management

During the open pit phase, two diversion tunnel routes (each with twinned tunnels, for a total of four tunnels) would be required to route glacial melt water and non-contact valley runoff from the Mitchell and McTagg valleys around the mine area.  When the Mitchell block caving operation commences, an additional twinned diversion tunnel paralleling the first phase tunnels would be driven to protect the underground workings, which are more sensitive to inflows than the open pits.

The second tunnel of each set of twinned tunnels provides redundancy against blockage as each individual tunnel can carry typical freshet flows.  The provision of twin tunnels also allows switching base flows between adjacent tunnels if access for maintenance is required.

The Mitchell tunnels route water from Mitchell Creek/Mitchell Glacier to the Sulphurets Valley, away from the open pit, primary crushing facility, open pit area, and Mitchell RSF.  The Mitchell diversion tunnel would collect melt water from beneath the base and toe of the Mitchell Glacier via separate surface and sub-glacial inlet structures, which improves redundancy.  Both surface and subglacial inlets are designed to protect the inlet of the diversion from being blocked by snow avalanches.  The Mitchell Diversion is proposed to generate hydroelectric power as Sulphurets Valley is lower than Mitchell Valley.

The McTagg valley tunnels collect flows from east and west McTagg valleys and feed into the main diversion tunnel route, around the west side of the McTagg RSF, and discharge into Sulphurets Valley.  These tunnels would have three staged inlets as the McTagg RSF raises in elevation.  Hydropower is proposed to be generated by the McTagg tunnels only in Stages 2 and 3.

An in-rock spillway would be constructed at the southwest corner of the McTagg RSF to convey surface diversion flows down to diversion pipelines and channels on the west and east sides of the Water Storage Facility (“WSF”) pond.

All contact water from the mine areas (open pits, RSFs, roads, infrastructure) would be directed to the WSF, located in the lower Mitchell Creek area.  The facility would be formed with an initially 156 m-high earth/rock fill dam.  After Year 10, the dam would be raised by 10 m to create sufficient storage for the increased catchment area of the RSFs and open pits.

During operations, secondary diversion ditches and pipelines would be implemented within the mine area to reduce contact water volumes.  Open pit contact water and discharge from pit dewatering wells would gravity-flow from the pit rims, via ditches or direct drainage, and via pipelines to the WSF.

Mine area contact water is to be treated with a high density sludge lime water treatment plant (“WTP”).

Additional hydropower is to be generated in an energy recovery facility from the flow of treatment water from the WSF to the WTP, which is located at a lower elevation in the Sulphurets Valley.

Environmental Considerations and Permitting

The KSM Project requires certification under both the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act processes.  In addition, numerous federal and provincial licences, permits and approvals will be required to use, construct and operate the project.  The BC Environmental Assessment process was initiated in March of 2008 with the submission of a “Project Description” to the BC Environmental Assessment Office.  Federal regulatory authorities were also informed of the proposed project at that time and in July, 2009 advised that it will require a Comprehensive Study under the Canadian Environmental Assessment Act.

Four years of on-site baseline environmental work has been completed by Rescan Environmental Services Ltd. (“Rescan”) between 2008 and 2011.  Baseline work included comprehensive surveys of meteorology, air quality, hydrology, hydrogeology, geochemistry, water quality, fish and aquatic ecology, soils, wetlands, vegetation, wildlife, archaeology, regional social and economic status, land use, and Aboriginal knowledge.  The environmental information collected has been considered in the design of the project to avoid, minimize, or mitigate potential adverse environmental effects.  Rescan also led the preparation of the Environmental Assessment.

Seabridge is involved with engagement meetings with local communities, regulatory agencies, regional and municipal governments, the Nisga’a Nation and the First Nations to advance the proposed project through the review processes.

The Provincial and Federal permits, approvals and licences expected to be required for the KSM Project are discussed and listed in the 2012 KSM PFS Report.  Provincial permitting, licensing and approval processes (statutory permit processes) may proceed concurrently with the review of the Environmental Assessment or may, at the proponent’s option, follow the Environmental Assessment Certificate.  Seabridge is proceeding to seek certain concurrent permit approvals.

Infrastructure

The plant and mine facility layouts are located to take advantage of the natural topography and, to the extent possible, minimize the impact on the environment and geohazard risks.

Ore from the Sulphurets and Kerr pits is to be transported by connected overland conveyors to an ore stockpile at the Mitchell site, and in the case of the Kerr ore, ore is to be transported to the Sulphurets pit area by rope conveyor.  The ore at the Mitchell site would be trucked to one of two primary crushers near the Mitchell pit and conveyed to a covered stockpile.  Ore would be reclaimed from the stockpile by tunnel feeders and fed on to a tunnel conveyor through one of the two parallel Mitchell-Treaty tunnels to the Treaty plant site.  One of the MTTs would be used for the conveyor, a water pipeline, a diesel fuel pipeline, and electrical power transmission cables.  The other MTT would be a transportation tunnel to provide access for maintenance services to the conveyor tunnel.  It would also serve to deliver bulk supplies and move personnel to/from the Mitchell valley mine areas.  The proposed tunnel route is through Crown land and approximately 13 km of its length passes through ground subject to mineral claims held by third parties.

The lower Mitchell site area infrastructure includes the initial staging, construction and permanent camps, explosive facilities, the water storage dam, diversion tunnels, and hydro power plants.  Access and appropriate haul roads would be provided to all of these areas.  The main processing facilities at the Treaty site consist of stockpiling, secondary and HPGR tertiary crushing, a flotation plant, a cyanide leaching plant, the TMF, a construction and permanent accommodation complex, as well as maintenance and support facilities.

Two primary permanent access roads are planned to the mine and plant site; the Coulter Creek Access Road, a single-lane, radio-controlled road constructed for moving large equipment and supplies to the mine site, and the Treaty Creek Access Road, a two-lane road, constructed to provide permanent access from Highway 37 to the plant site and east portal of the MTT.

The Coulter Creek Access Road requires an extension of the existing 59 km road from Highway 37, just south of Bob Quinn, to the former Eskay Creek Mine by a distance of 35 km.

The new 35 km-long Coulter Creek Access Road is to commence at the end of the 59 km Eskay Creek Mine road and follow the west side of the valley south for approximately 21 km before crossing the Unuk River.  It then turns east through a series of switchbacks and follows the north side of the Sulphurets Creek valley to the Mitchell Creek valley and mine site.

The Treaty Creek Access Road leaves Highway 37 approximately 19 km south of Bell II, is to cross the Bell- Irving River, and follow the north side of the Treaty Creek valley for approximately 18 km.  It then would turn north and follow the west side of the North Treaty Creek/Teigen Creek valley for approximately 12 km to the plant site, TMF and east portal of the MTT.  This road is to be used to transport supplies, equipment, and crew members to and from the plant site, and to transport concentrate to Highway 37 during the life of the mine.

There would also be a 15 km-long single-lane, radio-controlled road providing access to the MTT saddle construction access portals which leaves the Treaty Creek Access Road at approximately kilometre 18 and heads west.  It would be used for construction and would be maintained for service access.

During the first three winter seasons a Winter Access Road is proposed to be constructed to access the KSM mine site and used to mobilize water treatment supplies and mobile equipment and supplies for construction of access roads and water diversions.  The route begins at the end of an existing all-season road near the abandoned Granduc Mine, heads up the Berendon Glacier and then up and over the Frank Mackie Glacier into the Ted Morris Creek valley, which is a tributary of Sulphurets Creek.

Copper concentrate produced at the process site is to be filtered at the plant site and transported by contract trucking firms on Highway 37 and 37A to a storage and concentrate loading facility site in Stewart, BC.  Copper concentrate is to be loaded and shipped via ocean transport to overseas smelters.

Molybdenum concentrate produced at the process site would be loaded in bags and transported by contract trucking firms on Highways 37 and 16 to Prince Rupert, BC.  Molybdenum concentrate would be loaded into containers and shipped via ocean transport to Asia.

In Figure 3 below, the location of the proposed infrastructure is shown.

Power Supply and Distribution

Electric service for the KSM Project is to come from BC Hydro's Northwest Transmission Line (the “NTL”) that is currently under construction with a scheduled completion in the spring of 2014.  The new 344 km long, 287 kV NTL runs from the Skeena Substation on the BC Hydro 500 kV grid near Terrace, BC, to Cranberry Junction from which point it roughly parallels BC Highway 37 to its terminus at Bob Quinn.

Figure 3 – KSM Project Layout

A 28.5 km long, 287 kV transmission extension from the NTL is to be constructed by Seabridge, originating at the Treaty Creek switching station, approximately 20 kilometres south of Bell II, and terminating at the Treaty Plant Site Substation.  This will parallel the Treaty Creek Access Road.  The KSM Project is expected to take electrical service from the new NTL as a Transmission Service Customer under Schedule 1823 as published in the BC Hydro tariffs.

Seabridge has commissioned BC Hydro to carry out a Facilities Study for the KSM Project.  The Facilities Study, which is currently being updated, is the final evaluation required by the utility to define costs and terms of electric service.  Upon completion of the Facilities Study, the parties will then be in a position to sign a Facilities Agreement, which forms part of the contract for the supply of electric power.  Seabridge was the first mining company to commission a Facilities Study for power supply from the NTL and the KSM Project therefore has priority for service from this new transmission line.

Power to the Mitchell mine and mill site would be provided from the Treaty Plant Site Substation via a 138 kV cable through the MTT conveyor tunnel connecting the two operation sites.  This supply would terminate at the 138 to 25 kV step-down Mitchell Substation at the Mitchell primary crushing and stockpile area.  There would be 25 kV cables from the Mitchell Substation feeding the primary crushing and conveying facilities.  In addition, 25 kV cables would also feed half of the drives of the main Mitchell to Treaty conveyor.  Overhead lines fed from the substation would supply the Mitchell pit and other facilities including the WTP, Mitchell hydro plant, truck shop, camp, explosives plant, and other installations.

Several energy recovery and mini-hydro plants have been included in the project development plan.  These plants generate electric power by making use of facilities already included in the project and are expected to result in significant net project energy savings.  The total annual energy generation is estimated to be 48,706,000 kWh, excluding the proposed future McTagg installation.  All of the plants are to be operated unattended and be automatically controlled by programmable logic controller systems.  The power would be fed into the local mine distribution power lines.  The plants would either displace costly Tier 2 utility power, or would be sold back to BC Hydro under their Standing Offer Program.

Capital Cost Estimate

An initial capital cost of US$5.256 billion is estimated for the project.  Costs in the 2012 KSM PFS Report are expressed in US Dollars and have been converted using a fixed currency exchange rate of CDN$1.00 to US$0.96.  The expected accuracy range of the capital cost estimate is +25%, -10%.  This estimate includes only initial capital, defined as all capital expenditures required to produce concentrate and doré.  A summary of the major capital costs is shown in the following table.

Description	US$000	US$000
Direct Works
Overall Site	199,818
Open Pit Mining	185,826
Underground Mining (Mitchell Block Caving)	0
Underground Mining (Iron Cap Block Caving)	0
Crushing, Stockpiles and Grinding	156,900
Tunneling	344,213
MTT Transfer System	273,695
Rope Conveyance (Sustaining)	0
Plant Site Crushing	348,699
Plant Site Grinding	458,242
TMF	311,108
Water Treatment	309,462
Environmental	44,225
Avalanche Control	45,845
Site Services and Utilities	34,226
Ancillary Buildings	96,097
Plant Mobile Equipment	10,676
Temporary Services	190,739
Treaty Road Marshaling Yard	10,791
Permanent Electrical Power Supply and BC Hydro Capital Cost Contribution	217,319
Mini Hydro Plants	16,536
Energy Recovery Plants	7,576
Permanent Access Roads	93,433
Temporary Winter Access Roads	18,208
Off-site Infrastructure and Facilities	73,896
Direct Works Subtotal		3,447,530
Indirects
Project Indirects	1,056,550
Owner’s Costs	106,315
Contingencies	645,743
Indirects Subtotal		1,808,608
Total Capital Cost		5,256,138

This capital cost estimate is prepared with a base date of Q1/Q2 2012.  The estimate does not include any escalation past this date.  Budget quotations were obtained for major equipment.  The vendors provided equipment prices, delivery lead times, freight costs to a designated marshaling yard, and spares allowances.  The quotations used in this estimate were obtained in Q1/Q2 2012, and are budgetary and non-binding.  For non-major equipment (i.e. equipment less than $100,000), costing is based on in-house data or quotes from recent similar projects.

Operating Cost Estimate

The operating cost for the KSM Project was estimated at US$13.72/t milled.  The estimate was based on an average daily process rate of 130,000 t/d milled.  The operating cost estimates are based upon budget prices in Q1/Q2 2012 or based on the data from the database of the consulting firms involved in the cost estimates.  When required, costs in this section have been converted using a three-year average currency exchange rate of Cdn$1.00 to US$0.96.  The expected accuracy range of the operating cost estimate is +25%/-10%.

Power is expected to be supplied by BC Hydro at an average cost of US$0.047/kWh at the plant 25 kV bus bars, based on the BC Hydro credits for energy conservation by use of HPGR and similar.  Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment.  The power cost for the mining section is included in the mining operating costs.  Power costs for surface service are included in the site services costs.

Average Operating Cost Summary
	US$/a (000’s)	US$/t Milled
Mine
Mining Costs – Mill Feed	251,901	5.31*
Open Pit – Mill Feed		5.38
Block Caving – Mill Feed		5.14
Mill
Staff & Supplies	233,012	4.91
Power (Process only)	53,081	1.12
G&A and Site Service
G&A	53,556	1.13
Site Service	14,959	0.32
Tailing and Water Treatment
Tailing	24,440	0.52
Water Treatment	20,238	0.43**
Total	651,187	13.72

*	excluding mine pre-production operating costs
**	LOM average cost calculated by total LOM operating cost divided by LOM process tonnage.

The operating costs are defined as the direct operating costs including mining, processing, tailing storage, water treatment, site services and G&A.  The hydropower credit from the recovered hydro-energy during mining operations is not accounted in the operating cost estimate, but is included in the financial analysis.  Sustaining capital includes all capital expenditures after the process plant has been put into production.

Economic Evaluation

The economic evaluation was prepared on a pre-tax financial model.

Metal revenues projected in the KSM Project cash flow models were based on the average metal production values as follows:

	Years 1 to 7	Years 1 to 20	Life of Mine
Total Tonnes to Mill (000s)	310,062	926,916	2,164,419
Annual Tonnes to Mill (000s)	44,295	46,346	39,353
Average Grades
Gold (g/t)	0.79	0.67	0.549
Copper (%)	0.234	0.180	0.207
Silver (g/t)	2.385	2.737	2.740
Molybdenum (ppm)	46.2	61.4	44.8
Total Production
Gold (000s oz)	5,959	15,003	27,959
Copper (000s lb)	1,364,880	3,024,655	8,075,101
Silver (000s oz)	14,712	50,154	120,826
Molybdenum (000s lb)	9,067	41,477	62,679
Average Annual Production
Gold (000s oz)	851	750	508
Copper (000s lb)	194,983	151,233	146,820
Silver (000s oz)	2,102	2,508	2,197
Molybdenum (000s lb)	1,295	2,074	1,140

A cash flow analysis was prepared using three metals price scenarios.  In the base case scenario, the three-year trailing average (as of April 15, 2012) prices for gold, copper, silver and molybdenum were used, consistent with industry standard and in compliance with the guidance of the United States Securities and Exchange Commission and NI 43-101.  Two additional metal price scenarios were also developed: one using the spot metal prices on April 15, 2012, including the closing exchange rate of that day (Spot Price Case); the other using gold, copper, and silver prices 20% lower than the April 15 prices at the Base Case exchange rate (Alternate Case).  The input parameters and results of all three scenarios can be found in the following table.

Summary of the Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,330.00	1,650.00	1,320.00
Copper	US$/lb	3.45	3.75	3.00
Silver	US$/oz	25.20	32.00	25.60
Molybdenum	US$/lb	15.00	15.00	15.00
Exchange Rate	US:Cdn	0.96	1.00	0.96
Economic Results
NPV (at 0%)	US$ M	20,473	31,160	16,776
NPV (at 3%)	US$ M	8,196	13,137	6,612
NPV (at 5%)	US$ M	4,511	7,748	3,503
NPV (at 8%)	US$ M	1,614	3,503	1,031
IRR	%	11.53	14.73	10.35
Payback	Years	6.19	5.16	6.68
Cash Cost/oz Au	US$/oz	141.30	60.04	263.54
Total Cost/oz Au	US$/oz	597.60	535.35	719.84

The analysis shows that the project would have a positive NPV of US$4.511 billion at a 5% discount rate.  The project NPV decreases to US$3.503 billion in the alternate case but increases to US$7.748 billion when using the metal spot prices.  With the base case three-year metal price average, the cash cost per ounce of gold (net of by-product credits) is US$141.30.  The corresponding total cost per ounce of gold produced is US$597.60.

The financial analysis shows that the internal rate of return (“IRR”) would be 11.53% for the base case, would decrease to 10.35% for the alternate case and increase to 14.73% for the spot price case.  The payback period is 6.19 years for the three-year base case, 6.68 years for the alternate case and 5.16 years for the spot price case.

Sensitivity analyses were carried out on gold, copper, silver, and molybdenum metal prices, exchange rate, capital expenditure and operating costs.  The analyses are presented in the 2012 KSM PFS Report graphically as financial outcomes in terms of NPV, IRR and payback period.  The project NPV is most sensitive to gold price and exchange rate followed by operating costs, copper price, capital costs, silver price, and molybdenum price.  The IRR is most sensitive to exchange rate and gold price followed by capital costs, operating costs, copper price, silver price, and molybdenum price.  The payback period is most sensitive to gold price and exchange rate followed by capital costs, copper price, operating costs, silver price, and molybdenum price.

Recommendations

The central recommendation emerging from the work carried out in the 2012 KSM PFS Report, including the economic evaluation, is that the 2012 KSM PFS Report should be followed by a Feasibility Study in order to further assess the economic viability of the KSM Project.  This general recommendation leads to several more specific recommendations in the 2012 KSM PFS Report that are driven by the need to complete more detailed work to meet the level of assurance required for a higher level study.  In addition, recommendations are made to investigate certain identified opportunities for cost savings or risk management.  These recommendations include:

•	the Mitchell pit design, as it relates to the 1,250 m high Mitchell pit wall, should be benchmarked with other operations and projects around the world to gain from comparative experience;
•	details of the water management plans, mine access and haul roads and waste management plans should be reviewed and optimized with a view to reducing capital and/or operating costs;
•	investigation and study of the use of higher lift dumps, the impact of phase size in Mitchell and the use of LNG power haul trucks for opportunities to lower costs;
•
drilling and testing for the proposed pit slopes to further refine geological interpretations in each zone, long term pumping tests in the three pits, stress testing and modelling of the Mitchell pit, refinement of the design of the Mitchell north slope dewatering adit and a risk assessment of potential water into the pit over the Mitchell pit east wall from the Mitchell glacier diversion tunnel; and

•	further metallurgical testing to optimize process conditions and to establish design related parameters.

KSM 2012 Exploration

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge.  The following information regarding 2012 exploration at the KSM Project was prepared by or under the supervision of William Threlkeld, a qualified person for the purposes of NI 43-101.

The KSM exploration program in 2012 was designed to pursue an exploration thesis that: (1) porphyry deposits are known to have high-grade cores formed under higher temperature and pressure conditions in deeper parts of the system; (2) such a core has not been discovered at KSM; and (3) all the available data suggests that such a core exists and that it likely remains intact within the KSM claim boundaries.  This exploration program used data assembled over many years of temperature and pressure variances, geochemical markers and deep penetrating geophysical surveys to vector from known mineralization towards a possible high-grade core.

Several promising targets were tested and three targets remain priorities for exploration in the coming year.  The Kerr deposit yielded the most compelling results.  The preliminary drill evidence suggests that Seabridge may have found the upper portion of a core zone below the known Kerr deposit.  Key observations of the Deep Kerr discovery include:

•
Alteration intensity increases with depth.  Favorable potassic alteration is present and the chalcopyrite to pyrite ratio increases in the deeper parts of Kerr suggesting that we are approaching the temperatures that would be associated with a high-grade core.

•	Gold and copper grades show more complete overlap at depth, increasing in tandem, another key indicator of a core zone.
•	The down-dip mineralized zones encountered consist of unusually thick sections with some of the highest metal values encountered to date at KSM.
•
The geometry from the existing resource model to these new results down dip supports a potential resource expansion in the range of 500 million tonnes.  Deep Kerr now has geological continuity down dip of more than 500 meters.

The Deep Kerr depth extension is above, and probably accessible from, the Sulphurets valley floor by way of an inclined tunnel, raising the potential for a lower cost block caving option which would also have significant environmental benefits.  In 2013 Deep Kerr will continue to be explored with an extensive drill program to delineate the high-grade results encountered in 2012.  The results include:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-12-20	1011.0 including including including including	559.9	1011.0	451.5	0.27	0.45	2.0
		615.0	711.4	96.4	0.40	0.63	3.8
		778.0	883.0	105.0	0.41	0.60	1.7
		829.0	852.0	23.0	0.90	1.17	3.5
		979.5	1011.0	31.5	0.16	0.39	1.5
K-12-21	855.3	20.0	493.0	473.0	0.31	0.90	3.7
		503.0	519.0	16.0	2.20	0.04	15.0
		537.0	553.3	16.3	6.90	0.03	18.3
		672.0	738.0	66.0	0.38	0.37	4.1
		767.0	781.0	14.0	1.80	0.15	10.3
K-12-22	862.5	21.0	177.0	156.0	0.24	0.65	0.9
		227.0	552.0	325.0	0.27	0.48	1.0
		754.5	776.5	22.0	0.33	0.98	3.5

In the course of evaluating deep high-grade potential at KSM, an unexpected discovery was made of epithermal-style mineralization that is referred to as the Camp Zone.  The Camp Zone is in the Sulphurets Valley, covered by a relatively thin layer of glacial till.  The initial interpretation is that the host units are intermediate tuffaceous volcanic rocks of the Hazelton Group, but work continues to better understand this stratigraphy.  Brittle deformation of these rocks in the form of crack-seal style veins and extensively disseminated fine grain sulfide minerals containing gold have been observed.  Silica-carbonate-clay hydrothermal alteration contains quartz-carbonate and quartz-adularia veins in the gold-bearing zones, with vein and disseminated sphalerite, galena, and barite.  Geochemically, the zone is depleted in copper, elevated in zinc and lead with a variable but generally low silver-to-gold ratio.  Textural, mineralogical and chemical characteristics are consistent with a low-sulfidation epithermal system but additional results will help refine this interpretation.

Results to date at the Camp Zone include:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (grams per tonne)	Silver Grade (grams per tonne)
C-12-01	405.0 including	200.0 220.0 270.0	274.0 222.0 272.0	74.0 2.0 2.0	0.85 8.36 8.60	2.5 5.1 31.6
C-12-02	363.0 including	114.0 114.0 128.0	136.0 116.0 130.0	22.0 2.0 2.0	8.94 23.10 66.70	41.6 90.4 287.0
C-12-03	310.0 including	151.3 151.3 196.0	250.0 169.0 202.0	98.7 17.7 6.0	2.11 4.41 6.24	2.5 5.2 8.9
C-12-04	546.0 including including	161.0 167.0 327.5 344.0 353.0 357.5	168.5 168.5 336.5 348.5 375.5 360.5	7.5 1.5 9.0 4.5 22.5 3.0	2.40 10.20 2.55 2.47 3.02 16.29	5.3 23.1 12.4 7.3 12.0 53.5
C-12-06	600.3 including including including	263.5 324.0 358.5 375.0 456.7 458.0 494.3 510.7	264.7 325.5 376.5 376.5 477.0 458.6 522.8 511.2	1.2 1.5 18.0 1.5 20.3 0.6 28.5 0.5	10.25 6.65 3.15 28.70 1.49 16.85 1.93 11.95	170.0 3.8 7.7 23.5 8.7 48.2 2.6 2.5
C-12-08	447.0	51.5	52.0	0.5	10.65	64.7
C-12-09	494.7 including	190.8 192.6	193.1 193.1	2.3 0.5	3.45 13.40	7.8 23.0
C-12-10	600.3	532.6 596.8	556.0 600.3	23.4 3.5	1.27 8.83	3.5 9.1
C-12-11	396.0 including	102.1 200.0 200.0 326.0	102.7 206.5 201.5 329.6	0.6 6.5 1.5 3.6	8.50 6.61 27.50 1.28	494.0 3.4 5.9 0.4

Submission of Environmental Assessment Application/Environmental Impact Statement

In early 2013 the KSM Project also achieved another significant milestone in its development with the filing of its provincial Application for an Environmental Assessment certificate (“EA Application”) and its federal Environmental Impact Statement (“EIS”).

For the past several years, Seabridge has initiated extensive community engagement with the Nisga’a Nation, Aboriginal groups, public and stakeholders to provide information on the KSM Project and obtain feedback.  Components of this program have included site visits to operating and closed mines similar in size to KSM to highlight proposed project details, numerous site visits to the KSM Project area, meetings with the Nisga’a Nation, aboriginal and local government elected officials and public open houses.  In addition, Seabridge has participated in a number of working group meetings with Canadian federal and provincial regulators, U.S. federal and Alaska State regulators and aboriginal groups to review the project in detail as it has evolved.  In general, public feedback on the project has been positive and input from this community engagement process has been used to make significant design changes to the project including:

•	Isolating and lining a portion of the proposed tailing management facility to contain the tailing that will result from the precious metals carbon leach circuit;
•	Re-routing proposed access from Highway 37 to the proposed process facility and tailing management area to avoid potential impacts on fisheries;
•	Relocating all discharges from the tailings management facility to protect sensitive fish habitats;
•
Shifting from open pit to underground panel cave mining in the later years for the Mitchell deposit and also block caving the Iron Cap deposit.  Underground mining is expected to reduce waste rock storage by more than two billion tonnes, resulting in significantly less potential environmental impact;

•	Implementing a state of the art water treatment strategy to maximize environmental protection; and,
•	Removing planned surface infrastructure associated with the Mitchell Treaty Tunnel and placing it underground to minimize surface disturbance and facilitate wildlife access.

In addition, as the Issuer progressed through preparation of the material for the EA Application/EIS it made changes to the Project design set forth in the 2012 KSM PFS Report in order to reduce its environmental impact, including:

•	Eliminating the Sulphurets rock storage facility;
•	Isolating Kerr waste rock in the mined out Sulphurets pit;
•	Relocating the intake of the Mitchell diversion tunnels further upstream so that water intake is from an area of unaltered bedrock; and
•	Increasing the capacity of the water treatment facility so that the volume of discharge from the facility will mimic the natural hydrograph.

The KSM Project is undergoing a joint environmental assessment as mandated by the Canadian Environmental Assessment Act and the British Columbia Environmental Assessment Act.  With the completion of the filing, the screening process commences, followed by the environmental assessment review process.  The process timeline consists of the following steps:

•	45 day screening period;
•	180 day environmental assessment review; and,
•	45 day Minister’s decision review.

The running of these time periods may be suspended from time to time during the review process if additional information is requested.  The federal process is now bound by a 365 day approval process limit.

Courageous Lake Project

Overview

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada.  The property is comprised of 62 federal mining leases, 26 federal mining claims and one optioned federal mining lease (Red 25, defined below) having a combined area of 124,189.9 acres.  Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property.  The Project is located in the Slave Structural Province within the Courageous Lake greenstone belt (“CLGB”), which is a steeply east dipping homocline sequence of metavolcanic and metasedimentary rocks of the Yellowknife Supergroup.  Felsic volcanic rocks and their intrusive equivalents in the CLGB were derived from peraluminous, sub-alkaline magmas of calc-alkaline affinity.  These felsic volcanic lithologies are the predominant host of the FAT deposit.

The property lies in a historic mining district and includes two past producing gold mines.  Year round access is available by air only, either by fixed wing aircraft to the airstrip at the former Salmita mine six kilometers to the south, or via float-equipped aircraft to several adjacent lakes.  During mid-winter, access is available via a winter road which branches from the main Tibbitt to Contwoyto winter road.

Considerable exploration work was completed at the property before it was acquired by Seabridge in 2002.  Seabridge has completed additional extensive exploration and development on the property, culminating in the preparation of a preliminary feasibility study in 2012.

Property Acquisition

In May 2002, the Issuer entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres.  The purchase by Seabridge closed on July 31, 2002.  Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property.  A further US$1.5 million was paid to Newmont/Total in March 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days.  The final US$1.5 million was paid to Newmont/Total in February 2004 as a result of the spot price of gold closing above US$400 per ounce for 10 consecutive days.  Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, Seabridge Gold (NWT) Inc.  (formerly, 5073 N.W.T. Ltd.).  The obligations of Seabridge Gold (NWT) Inc. (“Seabridge NWT”) under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property.

In 2004, an additional property was optioned in the area ("Red 25").  Under the terms of the agreement, the Issuer paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the Red 25 property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price. Subsequent to this acquisitions, Seabridge staked contiguous open ground totaling an additional 49,133 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement with Newmont/Total, including the 2% royalty.

Land Status

As of March 2013, the Courageous Lake property is comprised of 62 Federal mining leases, 26 Federal mining claims and one optioned Federal mining lease, having a combined area of 124,189.9 acres.  Seventeen of the mining leases were acquired from Newmont/Total as described above.  The mining leases are encumbered by two Royalty Agreements and two Debentures registered in favour of Newmont Canada Limited and Total, respectively.  The property is subject to a 2 km area of interest from and parallel to all exterior boundaries of the mining leases.

The 26 Federal mining claims were staked on behalf of Seabridge NWT and are currently recorded 100% to Seabridge NWT (under its former name 5073 NWT Ltd.).  There are no liens, charges or encumbrances registered against title to the staked mining claims.

The Red 25 mining claim was optioned by Seabridge NWT from Bathurst Inlet Developments (1984) Limited in 2004, through an Option to Purchase Agreement, wherein, Seabridge NWT may, subject to making yearly option payments or a lump sum payment totaling $1,250,000.00, purchase 100% of the mining claim.  Until such time as Seabridge NWT has exercised the Option, ownership of the mining claim remains in the name of Bathurst Inlet Developments (1984) Limited.  The Red 25 mining claim was converted to a mining lease on February 6, 2012.

Courageous Lake Preliminary Feasibility Study of September 2012

In 2011 the Issuer completed a Preliminary Economic Assessment of the Courageous Lake Project and, based on the results of this assessment, decided to engage independent consultants to prepare the first Preliminary Feasibility Study for the Courageous Lake Project.  In September 2012, a preliminary feasibility study for the Courageous Lake Project was completed by Tetra Tech, and incorporates the work of a number of industry-leading consulting firms.  The preliminary feasibility study, dated September 5, 2012, is entitled “Seabridge Gold Inc. – Courageous Lake Prefeasibility Study” (the “2012 CL PFS Report”) and is available on SEDAR at www.sedar.com.  The consultants and their responsibilities are as follows:

•
Tetra Tech, under the direction of Dr. John Huang (overall report preparation, metallurgical testing review, mineral processing, infrastructures (excluding power supply and airstrip), operating costs (excluding mining operating costs), capital cost estimate and project development plan) and Dr. Sabry Abdel Hafez (financial evaluation)

•	Moose Mountain Technical Services under the direction of Jim Gray (mining, mine capital and mine operating costs)

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power generation)
•	Rescan Environmental Services Ltd. under the direction of Pierre Pelletier (environmental matters)
•	Golder Associates Ltd. under the direction of Cameron Clayton (open pit slope stability)
•	EBA, a Tetra Tech Company, under the direction of Nigel Goldup (tailings, surface water management and waste rock storage facilities, and surficial geology) and Kevin Jones (airstrip upgrade)
•	SRK Consulting (Canada) Inc., under the direction of Stephen Day (metal leaching and acid rock drainage)
•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

The following (to “Courageous Lake Exploration 2012”) summarizes information from the 2012 CL PFS Report.

Property Description and Location

The Courageous Lake Property is located 240 km northeast of Yellowknife NWT, Canada and is approximately 124,190 acres.  The property is situated within the Courageous Lake greenstone belt (“CLGB”) in the Slave Structural Province.  Figure 4 shows the location of the Courageous Lake Project.

The property is a collection of mineral leases and mining claims that trend north-south along the approximately 54 km length of the CLGB.  The property includes the past gold producing properties of the Salmita mine operated by Giant Yellowknife Mines, and the Tundra mine operated by Royal
Oak Mines.

Mining projects in the NWT are subject to regulation under federal and territorial legislation to protect workers, the environment, and surrounding communities.  The principal licences and permits required for the Courageous Lake Project include completing the environmental assessment process under the Part 5 of the Mackenzie Valley Resource Management Act (Northwest Territories), a water licence and land use permit granted by the Mackenzie Valley Land and Water Board, stream crossing authorizations from Fisheries and Oceans Canada, an explosive factory licence and, possibly, an authorization for waste water disposal under the Metal Mining Effluent Regulations of the Fisheries Act (Canada).  A more comprehensive list of licences and permits appears in the 2012 CL PFS Report.

Accessibility, Climate, Infrastructure and Physiography

Year-round access to the property is possible by air only, either by helicopter or fixed wing aircraft to the airstrip at Salmita (located 6 km to the south), or by fixed wing aircraft equipped with skis or floats to nearby lakes.  In addition, access in mid-winter is possible over an approximately 35 km winter road, which branches off the main Tibbitt to Contwoyto winter road.  There are no significant population centres near the property, outside of Yellowknife.  All supplies need to be brought in either by air or by road during the winter months.

The overall topography of this area is very gentle and is characterized by rolling hills that range from 418 to 450 m in elevation above sea level.  Typically, the maximum change in elevation is only about 30 m.  Tundra type vegetation and small scrub brush dominate the areas between outcrops, particularly along the ridges in the southern edge of the property.  The northern part of the property is dominantly flat with little or no outcrop.

Temperatures range from a monthly average of -31.1°C to +18.2°C; with an average daily mean temperature of -8.5°C.  The annual average wind speed is 4.4 m/s with maximum gusts of 19.4 m/s.  Precipitation at the Courageous Lake Project is relatively low, with the majority of precipitation occurring during the summer months.  Total annual precipitation recorded at the site between 2010 and 2011 averaged 199.1 mm.  Average monthly precipitation was 16.6 mm.  Regionally, the average snow depth between October and April ranges between 7 and 31 cm at Cambridge Bay and between 2 and 39 cm at Yellowknife.

Exploration History

Gold was first discovered in the Courageous Lake area in the early 1940’s.  The Tundra deposit was discovered in 1944 and the Salmita deposit in 1947; neither are part of the Courageous Lake property.  Beginning in 1980, Noranda Exploration Ltd. initiated exploration in the Courageous Lake Volcanic Belt.  Noranda’s work resulted in the discovery of two gold deposits: the Tundra deposit (Main Zone) or Fat Zone, and the Carbonate Zone, which together form the Courageous Lake property.  In 1988, Noranda made the decision to sink a shaft to provide access for conducting an underground definition drilling program and to be able to test gold grade and continuity.

In 1997, Placer Dome optioned the property with the concept of developing a bulk tonnage open pit deposit.  To test that concept, Placer Dome carried out surface diamond drilling programs during the fall of 1997 and summer/fall of 1998.  Placer Dome completed 13,345 m of drilling and other basic exploration work.

In June 2002, Seabridge purchased the property from the Newmont-Total Tundra Joint Venture.

During 2003, Seabridge designed and executed a work program on the Courageous Lake property with the goal of evaluating and prioritizing potential gold targets.  Four targets were developed: South FAT Extension, Olsen Lake target, Walsh Lake target, and Salmita Mine target.  These targets were selected as those that represented the highest probability to develop new resources for the Project.

In 2004, drill testing of selected priority targets was undertaken by Seabridge.  The program was completed in two stages: initial testing for strataform gold concentrations similar to the FAT deposit and sectional drilling for potential resource additions.  The initial program intended to test three target areas: Olsen Lake, Walsh Lake, and the South FAT Extension.  Ground conditions precluded a test of the Walsh Lake target, but the other targets were tested.  Results from the initial stage of the program led Seabridge to initiate sectional drilling on the South FAT Extension.  Surface and initial drilling results indicated that 300 m of strike could be added to the FAT deposit with the completion of sectional drilling.

During the 2005 and 2006 field seasons, Seabridge drilled approximately 39 diamond core holes totalling 15,428 m.  After directing its focus to the KSM Project during 2007-2009, the Issuer drilled 49 diamond core holes and 10 shallow core holes for geotechnical purposes, totalling about 22,400 m in 2010.  In 2011, Seabridge drilled 52 diamond core holes totalling about 15,000 m.  The focus of the 2011 program was to upgrade the inferred resources within the confines of a conceptual open pit that was defined in the Preliminary Economic Assessment of the Project prepared in 2011.

Figure 4 – Location of Courageous Lake Project

120°00'
115°00'
110°00'
105°00'
Beaufort Sea
Paulatuk
Slave Structural Province Boundary
Kugluktuk
ARCTIC CIRCLE
Great Bear Lake
Fort Franklin
65°00'
Hottah Lake
Point Lake
Lupin Mine
Contwoyto Lake
EKATI Diamond Mine
Diavik Diamond Mine
Indin Lake
Faber Lake
MacKay Lake
COURAGEOUS LAKE PROPERTY
Winter Road
Whati
Behchoko
Ndilo
YELLOWKNIFE
Dettah
Reliance
Lutsel K'e
MacKenzie River
Fort Simpson
Fort Providence
Great Slave Lake
Fort Resolution
Hay River
Pine Point
Enterprise
Fort Smith
60°00'
Courageous Lake Property
N
Kilometres
0 50 100 150
07/17/2012 KW
Source file from
Seabridge Gold Inc. property map
Regional Roads
Winter Ice Road

Geology

The Project is located within the CLGB, which is a steeply east dipping homocline sequence of metavolcanic and metasedimentary rocks of the Yellowknife Supergroup.  The CLGB is bounded to the west by a sodic granite pluton, referred to as the Courageous Lake Batholith, and to the east by conformably overlying turbidite sequences.  Dynamothermal regional metamorphism within the CLGB has created mineral assemblages indicative of mid-greenschist facies metamorphic grade.  Lower amphibolite facies grade metamorphism has been identified north and south of the CLGB.

The volcanic material within the CLGB represents a tholeiitic to calc-alkaline suite of volcanic rocks common to many Archean greenstone belts.  Uranium-lead dating and rubidium-strontium dating age determinations reveal an age of 2.66 Ga.

Felsic volcanic rocks and their intrusive equivalents in the CLGB were derived from peraluminous, sub-alkaline magmas of calc-alkaline affinity.  These felsic volcanic lithologies are the predominant host of the FAT deposit.

Within the felsic volcanic rocks are abundant lense-shaped epiclastic intercalations that are thought to be derived from a tuffaceous source.  The lithologies are tuffaceous greywacke, thinly laminated siltstone, and fine-grained arkosic sandstone.

The mineral domains or zones of the FAT deposit are defined by a discrete suite of hydrothermal alteration assemblages.  The lateral continuity and stratigraphic thickness of the hydrothermal system indicates that the FAT deposit is robust in volume and durations.  The predominant hydrothermal alteration minerals in the FAT deposit are illite group sheet silicates, referred to as “sericite”.  Silicic alteration of varying intensity is ubiquitous throughout the defined mineralized zones and is represented by silica flooding of groundmass material in volcanic rock.  Generally the most intense zones of silica alteration are not indicative of higher gold concentrations.  Carbonate alteration is also quite ubiquitous and occurs as calcite, ankerite, and siderite.

Mineralization

Sulfide mineralogy in the FAT deposit is relatively simple and consists of pyrite, pyrrhotite, arsenopyrite, sphalerite, and chalcopyrite in decreasing order of abundance.  While all of these minerals can be found in the mineralized zones, only arsenopyrite has a consistent correlative relationship to gold concentrations.  Arsenopyrite occurs in three distinct habits: acicular disseminated crystals, anhedral disseminated clots, and euhedral crystals in fractures.  The acicular variety tends to have the clearest association with higher-grade gold mineralization.

Security of Samples

The Issuer follows an ongoing and rigorous sample preparation, security, quality control/quality assurance protocol at its Courageous Lake project, including blank and certified reference standards inserted by the Company at a rate of not less than one of each type in every 30 samples.  Repeats and re-splits of the sample rejects are being analyzed at a rate of not less than one sample in every 25 for each type.  Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples.  The details of these procedures are outlined in the 2012 CL PFS Report.

Metallurgy

Several major testing programs have been performed on the mineral samples from the property since 2003 as follows:

Date	Consultant	Program
June 2003-July 2004	SGS-Lakefield Research Ltd.
a comprehensive investigation into flotation and gravity concentration, flotation concentrate pre-treatments by bio-oxidation (BIOX) and pressure oxidation (POX), cyanide leaching, and POX slurry neutralization

2007	G&T Metallurgical Services Ltd.	focused on optimizing flotation performance
2010	SGS-Lakefield Research Ltd.	test work investigated the metallurgical responses of the various mineral samples collected in 2010 to flotation, POX, and cyanidation
2011	SGS-Lakefield Research Ltd.	test work investigated the metallurgical responses of the various mineral samples collected in 2011 to flotation, POX, and cyanidation
2012	G&T Metallurgical Services Ltd./ Sherritt Technologies	Further investigate flotation optimization, POX tests, cyanide amenability tests on the POX residues and cyanide destruction tests on the cyanide leach residues

The Lakefield study revealed that the dominant sulfides in the mineralization were arsenopyrite (<5-350 μm), pyrite (~5-350 μm), marcasite (20-350 μm), and pyrrhotite (~5-350 μm).  The gold occurred as liberated gold, or associated with sulfides and silicates.  Gold grain sizes ranged from microscopic invisible to 70 μm.  The degree of the sulfide oxidation appeared to be very low.  The G&T investigation indicated that between 43% and 54% of sulfides were liberated when the sample was ground to a particle size of 80% passing 165 μm.

These testing programs also determined mineral sample resistance to various comminution processes.  The test work determined the Bond ball mill work index and hardness parameters related to SAG and HPGR crushing.

The grindability test results indicated that the sample is moderately hard for grinding by ball mills but is very hard for milling by SAG mills.  The HPGR locked cycle tests showed that the gross specific energy requirement for particle size reduction by HPGR was 2.20 kWh/t with a specific throughput of
257 ts/hm3.

The mineralization responded well to flotation concentration.  The various test programs produced very similar metallurgical performances.  Gold recovery by flotation was high, ranging from 85 to 95%.  The pressure oxidation (“POX”) and cyanidation tests by Lakefield and Sherritt indicated a significant improvement in gold extraction when the flotation concentrate underwent a high degree of POX.  The three separate testing programs by the two laboratories showed that over 98% of the sulfide sulfur can be oxidized with the standard conditions practiced in the POX industry.  The test work indicated that gold extraction improved substantially with increasing sulfur oxidation.  The Lakefield and Sherritt test results showed that the gold extractions from the POX residues varied from 94 to 99%.

Estimated average metallurgical performance according to the test results and the proposed mining plan are for gold recovery of 89.4%.

Mineral Resources

In late 2011 and early 2012, RMI constructed a new resource model incorporating 2011 drilling results and an updated geologic interpretation that was completed by Seabridge's geologic staff.  Block gold grades were estimated using a series of nested inverse distance cubed interpolation runs within mineral zone wireframe boundaries.  Additional constraints were implemented for the updated model using indicator probabilities and a more selective search strategy referred to as "dynamic anisotropy".  The estimated block grades were classified into measured, indicated, and inferred categories using a combination of distance to drilling data, the number of drill holes used to estimate block grades, and a wireframe shape reflecting mineralized continuity.  The following table summarizes the undiluted measured, indicated, and inferred mineral resources of the Courageous Lake deposit at a 0.83 g/t gold cut-off grade.

Summary of Undiluted Gold Resources

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
13,401	2.53	1,090	93,914	2.28	6,884
Measured and Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
107,315	2.31	7,974	48,963	2.18	3,432

Note:   This table does not include the results of the 2012 exploration program at the Courageous Lake Project.  These resource estimates have been prepared in accordance with NI 43-101.  See “Cautionary Note to United States Investors”.  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.  Inferred Mineral Resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.

Mine Planning

Pit Limits

MMTS has produced a series of LG pit shell optimizations for the Courageous Lake deposit using the resource model provided by RMI.  The pit optimizations use mining, processing, tailing management, general and administrative (G&A) costs, and process metal recoveries.  The processing cost includes a gold plant to produce doré on site.  Only measured and indicated resource classes are used in the pit optimization.

Cut-off Grade is determined using an estimated Net Smelter Return (NSR) in Cdn$/t, which is calculated using Net Smelter Prices (NSP).  The NSR (net of offsite refining charges and onsite mill recovery) is used as a cut-off item for break-even economic material selection.  The NSP includes metal prices, US$ exchange rate, off-site transportation, and refining charges.  The metal price used is US$1,244 per ounce and resultant NSP is Cdn$41.98 per gram.

The ultimate economic pit limit for the 2012 CL PFS Report is selected using the Base Case price described above.  Typically a time discounted value analysis would be used on a project with a 15- to 20-year mine life to maximize the NPV and IRR.  However, when this is done, deeper ore grade material is discounted more heavily and often the pit size is decreased.  Even though a discounted value analysis could possibly improve the financial results of this prefeasibility-level study by limiting the mining to shallower ore, the discounted method was not chosen.  Instead the larger, less economic, pit limit has been selected as a basis for this study to maximize the mineable resource in anticipation that future exploration will upgrade the inferred material internal in the pit, to a measured or indicated resource.  Future studies will consider a time discounted economic pit analysis after the inferred material has been drilled.

The in-situ LG pit delineated resource summarized in the table below uses a NSR cut-off grade of Cdn$20.10 per tonne but does not include any mining dilution or mining loss.

Measured and Indicated LG Pit Resources

In situ Pit Resources (Million tonnes)	Au (g/t)	Mine Rock (Million tonnes)	Strip Ratio
86	2.35	935	10.8

The total in-situ metal contained in the chosen LG ultimate pit is estimated to be 6.5 Moz of gold.

Mine Rock Management Facility

The mine rock management facility for the Project is to be situated east of the pit area, and constructed using a combination of bottom-up and top-down methods.  The proposed schedule of mine rock placement enables flotation tailing to be contained within the footprint of this facility.  Allowances are made to address reclamation and post-closure requirements by configuring the constructed slopes at the overall reclamation slope angle.  Leach residue tailing would be stored between the ultimate pit and immediately west of the mine rock management facility.

Overburden inside the ultimate pit limit is stripped and placed in the overburden stockpile to the west of the pit.  This stockpile is used for reclamation material.

Mining Operations

Mining operations, methods, and equipment would be typical of open-pit mining in northern Canada. The Project would be a large-capacity operation that utilizes large-scale equipment for the major operating areas in order to generate high productivities, and reduce unit and overall mining costs.  The maximum size of the large mining equipment would be constrained by the maximum loads, which can be delivered along the winter road.

Detailed pit phases are developed from the results of the LG sensitivity analysis, which integrates the detailed pit slope criteria and high wall roads.  The ultimate pit is divided into smaller mining phases, or pushbacks, to enable a low strip ratio starter pit and to allow for more even waste stripping during the optimized scheduling stage of the project design.

Dilution and mining loss estimates consider the selective mining method required to efficiently extract the narrow near vertical lenses that characterize the Courageous Lake mineralized zones.  Proven and Probable Reserves are estimated using diluted whole block grades with additional mining dilution and loss varying by the number of block model resource contact edges with waste blocks.  Cut-off grade, mining dilution, loss, and dilution grades were estimated as follows:

Cut-off Grade, Mining Dilution, Loss and Dilution Grades

Contact Edges	Cut-off Grade NSR ($/t)	Dilution (%)	Loss (%)	Dilution Grade (Au g/t)
0	20.5	0	0	0.404
1	20.5	5	5	0.404
2	20.5	5	5	0.404
3	20.5	5	5	0.404
4	20.5	5	5	0.404

The grade of dilution material is derived from blocks in the model that are just below the specified cut-off grade.  Internal dilution contained in the block model accounts for the rest of the expected mining dilution.  Estimated proven and probable reserves are stated in the table below.

Proven and Probable Reserves

Class	Ore (Million Tonnes)	Au (g/t)	Contained Metal (Million Ounces)
Proven	12.3	2.41	0.96
Probable	78.8	2.17	5.50

The production schedule has been developed using Mintec Inc.’s MineSight® schedule software.
The mine plan and production schedule will undergo further refinement during higher levels of study for the Project.  Additional geotechnical information on high wall capabilities should confirm the pit slopes and determine if the ultimate pit can be designed to a deeper depth.  Further details on rock storage management, water management, and final land use will be developed for the Environmental Assessment application, the result of which will impact the mine plan.  These elements, along with other optimization details, will need to be integrated into feasibility-stage mine planning.

Mineral Processing

The proposed process plant would process 17,500 tonnes per day of mineralization.  The plant would be operated 365 days per year at an availability of 92%.

The flowsheet proposed for the Project includes HPGR/grinding comminution, conventional flotation, flotation concentrate POX, cyanidation, and gold recovery/refining circuits.  The comminution consists of primary crushing by gyratory crusher, secondary crushing by cone crusher, and tertiary crushing by HPGR followed by ball mill grinding.  The conventional flotation includes rougher flotation, scavenger flotation, and cleaner flotation on scavenger flotation concentrate.  The rougher flotation concentrate together with the scavenger cleaner concentrate would be oxidized under pressure after being reground and acid preleached.  A portion of the slurry and acid-bearing solution from the POX circuit would be recycled back to the POX pre-leaching.  The slurry and the acid-bearing solution of the POX discharge would be separately neutralized.  The POX residue or oxidized concentrate would be leached in a carbon-in-leach (CIL) circuit; the cleaner flotation tailing would be reground and cyanide leached together with the POX residue.  Gold recovery is to be completed by stripping the loaded carbon from the CIL circuit, followed by electrowinning to produce gold doré as a final product.  The flotation tailing and the cyanide residue is to be thickened and disposed of separately.  The residual cyanide in the leach residue would be destroyed by a sulphur dioxide (SO2)/air oxidation procedure prior to disposal to the lined leach residue storage facility.

The HPGR circuit is recommended, instead of a SAG mill grinding arrangement, to reduce energy consumption.

Mine Rock, Tailing, and Desalination Solids Management Facilities

Mine rock and run-of-mine (ROM) waste products from the mining operations will comprise approximately:

•	1,142 Mt of mine rock
•	18 Mt of neutralized leach residue tailing, including the flotation tailing that is used for neutralizing the POX residue
•	73 Mt of flotation tailing
•	0.38 Mt of dry salt product from the pit depressurization desalination plant.

The tailing, residue, and mine rock is to be stored in a tailing/mine rock management facility on a flat open area, east of the open pit and south of Courageous Lake.  In addition, the dry salt product (associated with the pit depressurization) is to be temporarily stored in encapsulated cells within a landfill located immediately west of pit.

The neutralized leach residue tailing is expected to be somewhat finer than the flotation tailing stream and is to be deposited into a containment structure east of the open pit.  The tailing would be pumped as slurry to the storage facility.  The neutralized leach residue containment structure would primarily be constructed from mine rock and would be lined.

The flotation tailing would be stored within the mine rock storage facility.  The mine rock would form the primary containment structure and would be internally lined with crushed bedding and transition materials.  Approximately 53.1 Mm³ of flotation tailing would be disposed of in the tailing storage facility during the life of the mining operations.

Mine rock represents the largest waste stream from the mining operations with an estimated volume of 519 Mm3.  The mine rock management facility is to be located to the east of the pit and would occupy an area of 660 ha.  The mine rock would be directly hauled from the pit and end-dumped in 30 m lifts and the mine rock management facility would attain a final elevation of 570 m, which is equivalent to a height between 130-150 m.  Seepage and runoff from this facility is to be collected and managed within the water storage pond.

Multiple options were investigated for potential saline water handling processes.  It is currently proposed to treat the water using reverse osmosis and thereafter evaporate the concentrated brine to produce a dry salt product.  It is proposed to temporally store this dry product in encapsulated cells within a landfill located immediately west of the pit.  At the end of mining operations, this saline product is to be moved to the base of the pit prior to pit flooding.

Currently, Matthews Creek flows through the proposed open pit area so it will be necessary to divert the creek away from the open pit mining operations.  In terms of the proposed mine infrastructure layout, a diversion channel options assessment determined that the most suitable routing for the diversion channel is approximately 1.5 km west of the existing Matthews Creek.

Infrastructure

Due to the remote location, the Courageous Lake Project requires its own power generation, a permanent camp, access by air and by winter road and warehousing and storage at site.

Site logistics include freight delivery over winter roads and air services for personnel and smaller freight components.  To meet the Project’s requirements, the existing airstrip will be upgraded to accommodate more frequent flights with larger aircraft in three phases.  Currently, there is the Tibbitt to Contwoyto winter ice road connecting Yellowknife, NWT, with the Diavik and EKATI diamond mines.  For the purposes of the 2012 CL PFS Report, it is assumed that the Project will use the existing winter road.  Transport services along the ice roads are available on average for a period of nine weeks per year, generally starting from the last week in January until the first week in April.

The selected power supply option for the Project includes a combination of thermal power, based on a diesel power plant, and wind power generation.  To meet the estimated process plant and ancillary average annual load of 24.4 MW, a normal running load of 26.0 MW, and a peak load of 29.4 MW, a total of 9 generator sets are required, each with a nominal continuous rating of around 4.4 MW and a “prime” (short time overload) rating of 4.8 MW.  With 7 sets operating, the total continuous capacity is 30.8 MW and the short time “prime” capacity is 33.6 MW.  This arrangement provides two redundant generator sets (one permitted to be down for service or maintenance, and one on hot standby to allow for a forced outage).

Based on the analysis of the Courageous Lake wind speed data, a mean wind power density at 50 m is indicated as being 385 W/m2, which, although rated as only “Fair” by industry guidelines, nonetheless represents an attractive supplemental source of energy for the Project.  This is due to the fact that the alternative is more expensive diesel generated power.  A wind farm of 31.5 MW installed capacity has been selected.  Further studies are recommended in order to arrive at the optimal wind farm size.

The projected total annual energy consumption for the process plant is 213,829 MWh.  Based on the proposed wind farm, there would be 91,900 MWh produced by wind and 121,931 MWh by diesel generation.  Thus, with a 31.5 MW wind farm consisting of 21 turbines, approximately 43% of the required energy would be provided by wind in an average year.

Figure 5 shows the Courageous Lake Project and its proposed infrastructure near the end of mining at the project.

Figure 5 – Courageous Lake Project Infrastructure

COURAGEOUS LAKE
SALT STORAGE
PIT ELEV.= -40m
NORTH CATCHMENT DAMS
7110000 N
ELEV.=545m
PREVIOUS RSF
TOPSOIL STOCKPILE
FLOTATION TAILINGS
LEACH RESIDUE
EXPLOSIVES FACILITY
ELEV.=575m
ELEV.=575m
NEW RSF
7108000 N
PLANT SITE
MATTHEWS LAKE
7107000 N
486000 E
487000 E
488000 E
491000 E

Project Capital Costs

The initial capital cost estimate for the project is estimated at US$1.52 billion, broken down as follows:

Description	US$000	US$000
Direct Costs
Overall Site	59,745
Open Pit Mining	96,701
Crushing and Stockpiles	83,238
Grinding and Flotation	135,039
Pressure Oxidation	88,660
Thickening, Neutralization and Cyanide Leaching	38,9400
Gold ADR Circuit, Cyanide Handling and Electrowinning	14,833
Reagents and Consumables	23,536
Tailing Management Facility	53,422
Water Treatment Plant	8,774
Site Services and Utilities	34,352
Ancillary Buildings	66,839
Airstrip and Loading/Unloading Facilities	10,676
Plant Mobile Equipment	190,739
Temporary Services	10,791
Electrical Power Supply	217,319
Yellowknife and Edmonton Facilities	17,227
Sub-total Direct Costs		965,490
Indirect Costs
Indirects	315,187
Owner’s Costs	55,059
Contingency	186,703
Indirects Subtotal		556,949
Total Capital Cost		1,522,439

All currencies in this section are expressed in US dollars.  Costs in this estimate have been converted using a fixed currency exchange rate based on the Bank of Canada three-year average of Cdn$1.00 to US$0.98 (base case).  The expected accuracy range of the capital cost estimate is +25%/-15%.  This capital cost estimate includes only initial capital, which is defined as all capital expenditures that are required up until the start of gold doré production.

This estimate is prepared with a base date of Q2 2012 and does not include any escalation past this date.  Budget quotations were obtained for major equipment.  The vendors provided equipment prices, delivery lead times, freight costs to a designated marshalling yard, and spares allowances.  The quotations used in this estimate were obtained in Q1/Q2 2012, and are budgetary and non-binding.  For non-major equipment (i.e. equipment less than $100,000), costing is based on in-house data or quotes from recent similar projects.  All equipment and material costs include Free Carrier (FCA) manufacturer plant Inco terms 2010.  Other costs such as spares and freight are covered separately in the Indirects section of the estimate.

Project Operating Costs

The operating costs for the Project, as shown in the table below, were estimated at US$47.35/tonne of ore processed.  The estimate was based on an average annual process rate of 6,387,500 tonnes ore milled at a gold grade of 2.20 g/t, including dilution.

	Annual Costs (US$000)	US$/tonne Milled
Mine	167,620	26.24
Mill	100,420	15.72
G & A	22,300	3.49
Surface Services	12,100	1.90
Tailing Handling	Included in sustaining cost

Total	302,440	47.35

The operating costs are defined as the direct operating costs including mining, processing, surface service, and G&A.  The power is estimated to be US$0.18/kWh.  The cost estimates in this section are based on budget prices in Q1/Q2 2012 or based on information from the databases of the consulting firms involved in the cost estimates.  When required, costs in this report have been converted using a three-year average currency exchange rate of Cdn$1.00 to US$0.98.  All costs are reflected in 2012 US dollars.  The expected accuracy range of the operating cost estimate is +25%/-15%.

Economic Evaluation

The economic evaluation of the Project, incorporating all the relevant capital, operating, working, sustaining costs, and royalties (2% NSR), was based on a pre-tax financial model.  The revenues projected in the cash flow model were based on the average metal production values indicated in following Table.

	Years 1 to 5	Life of Mine
Total Tonnes to Mill (000s)	29,433	91,126
Annual Tonnes to Mill (000s)	5,887	6,075
Average Grades
Gold (g/t)	2.170	2.205
Total Production
Gold (000s oz)	1,836	5,777
Average Annual Production
Gold (000s oz)	367	385

The gold price used for the base case is US$1,384.00/oz using the three-year trailing average (as of July 3, 2012).  Two additional metal price scenarios were also developed using the spot metal price on July 3, 2012 (including the closing exchange rate of that day), and using an alternate gold price of US$1,925/oz.  For the 15-year mine life and 91 million tonne inventory, the following pre-tax financial parameters were calculated using the base case gold price, the spot price case and the alternate case.

Summary of the Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,384.00	1,617.50	1,925.00
Exchange Rate	US:Cdn	0.9803	0.9877	0.9877
Economic Results
NPV (at 0%)*	US$ M	1,507	2,785	4,519
NPV (at 5%)	US$ M	303	1,054	2,080
IRR	%	7.3	12.5	18.7
Payback	Years	11.2	7.4	4.0
Cash Cost/oz Au	US$/oz	780	789	796
Total Cost/oz Au	US$/oz	1,123	1,134	1,141

* undiscounted cash flow

Sensitivity Analysis

Sensitivity analyses were carried out on the gold price, exchange rate, initial capital expenditure and on-site operating costs.

The analyses are presented graphically in the 2012 CL PFS Report as financial outcomes in terms of NPV and IRR.  Both the Project NPV and IRR are most sensitive to gold price and exchange rate followed by operating costs, with initial capital having the least impact.

Environmental Permitting

The formal environmental assessment of the Project would commence with preliminary screening of an application to the Mackenzie Valley Land and Water Board (MVLWB) for a Class A Water License, issued under the Mackenzie Valley Resource Management Act (MVRMA).  After preliminary screening, the Project would be referred to the Mackenzie Valley Environmental Impact Review Board (MVEIRB), an independent body set up under the MVRMA to conduct environmental assessments of projects in the NWT, either by the MVLWB, or any other regulatory agency involved.  The environmental assessment is conducted in a number of phases and documentation is submitted to the Minister of Aboriginal Affairs and Northern Development (AAND) for decision making.

Environmental baseline work was initiated at the site by EBA in 2004; Rescan restarted the environmental baseline in the spring of 2010, and a second year of baseline was completed in 2011.  In 2012, baseline work continued and is designed to address information required to further advance the Project.  Results of this baseline work were integrated into mine planning for the 2012 CL PFS Report.
Seabridge is engaging with local communities and their respective leaders, regulatory agencies, regional, municipal and aboriginal governments, Treaty Nations, and First Nations as part of their efforts to advance the proposed project through the review process.

Project Development Plan

It is estimated that the Project would take approximately six and half years to complete permit applications and construction activities, starting with the completion of the 2012 CL PFS Report.  A high-level project schedule is provided in the 2012 CL PFS Report.

Project Opportunities and Recommendations

Based on the results of the 2012 CL PFS Report, the authors recommend that it should be followed by either an updated prefeasibility study or feasibility study in order to further assess the economic viability of the Project.

The 2012 CL PFS Report makes recommendations as to areas to investigate for potential improvements or refinements to the Project, including an examination of short range gold variability by drilling, further optimization of the mine plan, additional metallurgical test work to confirm optimum operating conditions and reagent consumption and further refinement of the plans for tailing and mine rock management facilities, water management and the diversion channel and the desalination solids storage facility.

In addition, the 2012 CL PFS Report recommended the investigation of the following opportunities for the Courageous Lake Project in relation to hydro power, road access and optimizing economic pit limits.

•
There are hydropower options for the Project's power supply that could significantly reduce the requirement for diesel fuel at the site.  A prefeasibility level assessment is anticipated to be completed in early 2013, at which time the applicability of this option will be better understood and feasibility level studies will be considered.

•
Access to the Project by winter ice road is limited to less than three months per year.  It is during this period that almost all of the project’s supplies are transported to site.  The Tibbitt to Contwoyto Winter Road Joint Venture investigated extending the winter road seasonal use by at least another month with a 150 km extension from the permanent road access at Tibbitt Lake to Lockhart camp.  While this would result in some reduction in both operating and capital costs for Courageous Lake, an all-season access road from the Bathhurst Inlet would provide considerably more benefit to Courageous Lake economics.  Site access improvements would significantly reduce on-site storage requirements, especially fuel oil and reagents such as lime.

•
The size and geometry of the Courageous Lake orebody, as well as the high capital impact of throughput and mine life, make the impact of the discounted cash flow economics important in determining an optimized economic pit limit.  The current study, capital costs, and 15-year mine life are a good basis to evaluate the discounted cash flow cases.  It would be difficult to use a Gemcom Whittle™ type of analysis, since the orebody does not produce even expansion increments as it deepens, and the fixed component of capital and operating costs is high due to the high Arctic location.  Instead, different cases will need to be designed and full cash flows calculated, to determine meaningful economic comparisons.  This analysis can also include combined open pit and underground options.

Courageous Lake 2012 Exploration

Exploration activities at Courageous Lake are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge.  The following information regarding 2012 exploration at the Courageous Lake Project was prepared by or under the supervision of William Threlkeld, a qualified person for the purposes of NI 43-101.

In 2012, an $8.5 million exploration program at Courageous Lake was in part dedicated to the discovery of a second gold deposit along Seabridge’s 52-kilometer-long Matthews Lake Greenstone Belt.  A number of targets had been identified over the previous seasons and these were evaluated with an airborne geophysical survey and by core drilling.  Positive results were obtained on the Walsh Lake target, which continues to be evaluated.

The Walsh Lake discovery is about 10 kilometers south of the FAT deposit.  The north part of this target area is connected by a road network between the FAT deposit and the historical Tundra Gold Mine that was abandoned in 1999.  Walsh Lake consists of a series of structural zones part of which are on strike with deposits exploited in the Tundra Mine.

Airborne magnetic and electromagnetic surveys at Walsh Lake showed that gold occurrences were located around a stratigraphic contact with significant strike potential.  Drilling of this contact consistently encounters silica alteration with gold-bearing intervals up to 20 meters above the contact in a siltstone package and up to 60 meters below the contact in mixed volcanic rocks.  Gold is concentrated in arsenopyrite-bearing silica-altered rocks.  Drill holes contain multiple intervals of the arsenopyrite-bearing silica-altered rocks in zones with true widths from one meter to 12 meters wide.

The Walsh Lake Zone projects to the surface and currently has a strike length of 850 meters but remains open to the north and at depth.  Significant intersections on the Walsh Lake discovery include:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (grams per tonne)
CL-210	471 including including	260.4 312.0 361.8 379.7 390.7 447.8 447.8 462.0	264.0 315.6 368.0 384.7 396.3 469.0 448.8 464.2	3.6 3.6 6.2 4.9 5.6 21.2 1.0 2.2	2.5 0.93 3.58 10.49 5.93 8.16 64.84 31.96
CL-228	462 including including	71.8 78.8 186.0 238.0 258.4 271.2 271.2 300.3 331.9 331.9	72.9 82.5 191.2 241.0 259.5 277.5 271.9 301.3 336.6 332.5	1.1 3.7 5.2 3.0 1.1 6.3 0.7 1.0 4.7 0.6	15.47 4.26 1.05 1.43 10.60 3.97 21.83 11.47 5.09 35.50
CL-230	357 including including	7.5 7.5 91.3 111.0 116.5 123.0 133.9	16.7 9.0 92.7 112.3 124.0 124.0 135.2	9.2 1.5 1.4 1.3 7.5 1.0 1.3	9.50 52.86 13.70 7.83 5.31 20.09 28.58
CL-241	300.0	117.3 144.7	120.5 150.1	3.2 5.4	2.4 8.8
CL-242	330.0	66.0 201.0 292.9	70.3 204.4 296.3	4.3 3.4 3.4	4.1 0.7 4.5
CL-245	228.0 including including	131.5 131.5 139.2	142.8 132.9 141.0	11.3 1.4 1.8	26.2 61.3 107.5

Glossary of Technical Terms

In this AIF, the following technical terms have the following meanings:

Alteration – Any change in the mineral composition of a rock brought about by physical or chemical means.

Batholith – A very large intrusive mass of igneous rock.

Biotite – A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

Breccia – A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Carbonate – Sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Chalcopyrite – A sulphite mineral of copper and iron.

Clastic – Fragments of minerals and rocks that have been moved individually from their places of origin.

Core samples – The cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off grade – The lowest grade of mineralized material that qualifies as reserve in a deposit, i.e.: contributing material of the lowest assay that is included in a reserve estimate.

Diorite – An intrusive igneous rock.

Dip – The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – Where minerals occur as scattered particles in the rock.

Facies – The character and composition of sedimentary deposits.

Fault – A fracture or break in rock along which there has been movement.

Feasibility Study – A definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation.  A definitive financial analysis of the mineral project, taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – An adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fracture – A break or crack in rock.

Geochemistry – The study of the chemical properties of rocks.

Gneiss – A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade – The metal content of rock with precious metals.  Grade can be expressed as troy ounces or grams per tonne of rock.

Granite – Any holocrystalline, quartz-bearing plutonic rock.

Granitic – Pertaining to or composed of granite.

Greenschist – A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

Greywacke – A dark grey, firmly indurated, course-grained sandstone that consists of poorly sorted, angular to subangular grains of quartz and feldspar, with a variety of dark rock and mineral fragments embedded.

Hydrothermal – The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration – The process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – A primary type of rock formed by the cooling of molten material.

Indicated Resource – That part of a resource for which quantity, grade and quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred resource – That part of a resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusion; intrusive – Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Measured resource – That part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral – A naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – A natural concentration in rocks or soil of one or more metalliferous minerals.

Monzonite – A granular plutonic rock containing approximately equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite.  Quartz is minor or absent.

Net smelter return royalty/NSR – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Outcrop – The part of a rock formation that appears at the surface of the ground.

Phenocryst – A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

Placer – A deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value.  The common types are stream gravels and beach sands.

Porphyritic – The texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

Porphyry – Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Prefeasibility study or preliminary feasibility study – A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and where an effective method of mineral processing has been determined.  This study must include a financial analysis based on reasonable assumptions of technical engineering, operating and economic factors, which are sufficient for a qualified person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Preliminary assessment – A study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project, prior to completion of a preliminary feasibility study.

Pyrite – An iron sulphite mineral (FeS2), the most common naturally occurring sulphite mineral.

Quartz – Crystalline silica; often forming veins in fractures and faults within older rocks.

Reclamation – Restoration of mined land to original contour, use or condition.

Reserve – The economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowance for losses that may occur when the material is mined.

Resource – A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge.  Resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Sedimentary – Formed by the deposition of sediment or pertaining to the process of sedimentation.

Sediments – Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretions by organisms, and that forms in layers of the Earth’s surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Sericite – A fine-grained potassium mica found in various metamorphic rocks.

Vein – A thin sheet-line, crosscutting body of hydrothermal mineralization, principally quartz.

Waste – Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

ITEM 4:        RISK FACTORS

Investing in the Common shares is speculative and involves a high degree of risk due to the nature of the Issuer’s business and the present stage of exploration and development of its mineral properties.  The following risk factors, as well as risks currently unknown to the Issuer, could materially adversely affect the Issuer’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Issuer, or its business, property or financial results, each of which could cause investors to lose part or all of their investment.  Before deciding to invest in any Common shares, investors should carefully consider the risks included herein.

Risks Related to the Issuer and its Industry

The Issuer has a history of net losses and expects losses to continue for the foreseeable future.

The Issuer has a history of net losses and, although the Issuer achieved a net profit of $10,290,000 for the fiscal year ended December 31, 2008 and a net profit of $3,540,000 in 2010 primarily as a result the sale of assets of the Issuer, the Issuer expects to incur net losses for the foreseeable future.  As of December 31, 2012, the Issuer’s historical net losses totaled approximately $53 million.  None of the Issuer’s properties has advanced to the commercial production stage and the Issuer has no history of earnings or cash flow from operations.

The issuer expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Issuer is able to offset its expenses against the sale of one or more of its projects, if applicable.  The development of the Issuer’s projects to achieve production will require the commitment of substantial financial resources.  The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Issuer’s control.  There is no assurance that the Issuer will be profitable in the future.

The Issuer’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to sell property interests, enter into joint ventures or obtain suitable financing.

The Issuer has financial resources to sustain operations for at least the next year.  However, the Issuer requires capital to maintain title to and undertake exploration and development of the Issuer’s principal exploration properties and to cover corporate expenses and presently has no ongoing source of revenue.  Accordingly, additional financing will be required to continue to undertake additional development of the Issuer’s mineral properties after its cash on hand has been spent.  The maintenance of and further exploration and development of the Issuer’s mineral properties is, therefore, dependent upon the Issuer’s ability to obtain financing through the sale of projects, joint venturing of projects or equity or debt financing.  Such sources of financing may not be available on terms acceptable to the Issuer, or at all.  Recent disruptions in the credit and financial markets has limited access to capital and credit for many companies, which may make it more difficult for the Issuer to obtain, or increase its cost of obtaining, capital and financing for its operations.  Failure to obtain such financing may result in delay or indefinite postponement of exploration and development work on the Issuer’s mineral properties, or the possible loss of such properties.  Satisfying financing requirements through the sale of projects or establishment of one or more joint ventures would reduce the Issuer’s gold ownership per share and therefore its leverage to the gold price.

The Issuer has reserves at its KSM Project and its Courageous Lake Project but they may not be brought into production.

There is no certainty that the reserves estimated at the KSM Project or the Courageous Lake Project will actually be mined or, if mined, processed profitably.  The Issuer does not intend to bring the KSM Project or the Courageous Lake Project into production on its own and intends to either enter into a joint venture with an experienced operator or to sell the KSM Project and the Courageous Lake Project.  Given the size of the KSM Project and its estimated capital costs, there is likely a limited number of mining companies with the ability to raise the necessary capital and to put the KSM Project into production, which limits the options available to the Issuer for such a joint venture or sale.  The commercial viability of the KSM Project is also dependent on a number of factors, including metal prices, government policy and regulation and environmental protection, which are beyond the control of the Issuer.  The Issuer has relied and will continue to rely upon consultants for development and operating expertise.

The figures for the Issuer’s resources and reserves are estimates based on interpretation and assumptions and the properties may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in this AIF and in the Issuer’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Issuer personnel and independent geologists.  These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate.  There can be no assurance that resource or other mineralization figures will be accurate or this mineralization could be mined or processed profitably.

Because the Issuer has not commenced commercial production at any of its properties, resource estimates for the Issuer’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that recovery of minerals in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource estimates contained in this AIF have been determined based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Substantial declines in market prices for gold and other metals or increases in costs may eliminate the potential profitability of the Issuer’s deposits, require increases in cut-off grades and result in reduced reported resources.  Any material reductions in estimates of resources, or of the Issuer’s ability to extract these resources, could have a material adverse effect on the Issuer’s prospects and could restrict the Issuer’s ability to successfully implement its strategies for long-term growth.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated.  There are no assurances future development activities by Seabridge, if any, will lead to a favourable feasibility study or profitable mining operations.

The Issuer has completed prefeasibility studies at each of its KSM Project and its Courageous Lake Project, but typically a company will not make a production decision until it has completed a feasibility study.  Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the reserves to be mined and processed;
•	anticipated recovery rates of gold and other metals from the reserves;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions and environmental protection measures.

Completing a feasibility study at each of the Issuer’s Projects requires significant additional work and study in order to reduce the range of uncertainty associated with the study’s estimates and conclusions.  Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Issuer may differ significantly from those anticipated by Seabridge’s current studies and estimates and may even result in delays or cancellation of Project development.

There can be no assurance that, if it starts production at one or more of its Projects, the Issuer’s actual operating costs will not be higher than currently anticipated.  None of the Issuer’s mineral properties have an operating history upon which the Issuer can base estimates of future operating costs.

There is no certainty that a feasibility study in respect of the KSM Project or the Courageous Lake Project will be completed or, if completed, that it will result in sufficiently favourable estimates of the economic viability of the Project.  The Issuer has relied and will continue to rely upon consultants for development and operating expertise.

Seabridge has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

Seabridge has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Issuer has no ongoing mining operations or revenue from mining operations.  Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  None of the Issuer’s properties are currently under construction.  The future development of properties estimated to be economically feasible will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure.  Although Seabridge has disclosed that it will not undertake production activities by itself, it may be involved in construction and production at one or more of its properties if it enters into a joint venture or other arrangement with a third party regarding production.  As a result, Seabridge may be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

•	timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	availability and costs of skilled labour and mining equipment;
•	availability and cost of appropriate smelting and/or refining arrangements;
•	need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;
•	availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, Fist Nations groups or local groups which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Issuer’s mining properties.  It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, there are no assurances that, if the Issuer decides to be involved in mining activities, the Issuer will successfully establish mining operations or profitably produce precious metals at any of its properties.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Issuer’s projects.

The potential profitability of the Issuer’s projects depends, in large part, upon the market price of gold, copper and other metals and minerals to be produced.  The market price of gold, copper and other metals is volatile and is impacted by numerous factors beyond the Issuer’s control, including:

•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions;
•	supply and demand for jewelry and industrial products containing metals;
•	faith in paper currencies;
•	costs of substitutes;
•	changes in global or regional investment or consumption patterns;
•	global production levels;
•	speculative activities; and
•	sales by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve.  A decrease in the market price of gold and copper could adversely affect the Issuer’s ability to finance the exploration and development of the Issuer’s properties and to enter into joint ventures with strategic partners relating to the Issuer’s properties, which would have a material adverse effect on the Issuer’s financial condition and results of operations.  There is no assurance that if commercial quantities of gold, copper and other metals are discovered on the Issuer’s properties, that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  As the Issuer has a high ratio of gold resources per Common share, fluctuations in gold prices have tended to have a great impact on the price of the Common shares.

The Issuer may be adversely affected by future fluctuations of foreign exchange rates.

The potential profitability of the Issuer is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The minerals that could be produced from the Issuer’s projects are priced in U.S. dollars but, since the Issuer’s principal projects are located in Canada, the majority of its estimated expenditures will be in Canadian dollars.  A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the on the potential profitability of the Issuer’s projects and therefore its ability to continue to  finance its operations.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the preliminary feasibility studies summarized in this AIF, the profitability of the projects will be more than or less than that estimated (if the other assumptions are realized).  Accordingly, the Issuer’s prospects may suffer due to adverse currency fluctuations.

The Issuer’s activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Issuer.

The Issuer’s exploration and development of its mineral properties involves a number of risks and hazards.  In addition, the business of mining is subject to various risks and hazards including:

•	environmental hazards;
•	industrial accidents;
•	metallurgical and other processing problems;
•	unusual or unexpected rock formations;
•	rock bursts;
•	structural cave-ins or slides;
•	flooding;
•	fires;
•	earthquakes, avalanches or landslides;
•	metals losses; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, plant and equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Issuer currently maintains insurance against risks relating to its exploration activities in an amount which it believes to be reasonable.  If the Issuer commences mining activities with a partner, it will be subject to mining risks, including those listed above.  The Issuer anticipates that it will obtain the insurance it feels is reasonable for any mining activities it undertakes, however, such insurance contains exclusions and limitations on coverage and insurance for all risks is not likely available.  There can be no assurance that the insurance the Issuer desires will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.  The issuer might also be subject to liability for environmental damage or other hazards which may be uninsurable or for which it may elect not to insure because of premium costs or commercial impracticability.  The payment of such liabilities would reduce funds available for the acquisition of mineral properties or exploration and development and would have a negative effect on the Issuer’s ability to generate revenues, profits and cash flows.

The Issuer is subject to substantial government regulatory requirements, which could cause a restriction or suspension of the Issuer’s operations.

The exploration and development activities if the Issuer and the potential for profitable operations of the Issuer’s mineral properties is affected to varying degrees by government regulations relating to exploration, development and mining activities, the acquisition of land, royalties, taxes, labour standards, pollution control, environmental protection, health and safety and expropriation of property. Changes in these regulations or in their application are beyond the control of the Issuer and may adversely affect its operations, business and the potential of its projects.  Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in order to cease or curtail further exploration or development or reduce or eliminate the potential profitability of a project.  The Issuer may be required to compensate those suffering loss or damage by reason of its exploration activities or operations.

At the federal and provincial level, the Issuer must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration.  At the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Issuer’s operations on the existing population and services.  There can be no assurance that all required approvals and permits will be able to be obtained.

Recently the Government of Canada and the Government of the Northwest Territories announced they had reached a consensus on the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories.  It is not known how this will affect the current regulatory regime relating to the Issuer’s Courageous Lake Project but it could result in the Issuer having to meet stricter standards or the regulatory approval process becoming more onerous.

Depending upon the type and extent of the exploration activities, the Issuer may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed.  Currently, the Issuer has estimated C$2.1 million in reclamation liabilities for its properties.  As at December 31, 2012, C$1.6 million has been deposited for the benefit of the various government agencies until released or applied to reclamation costs.  If the reclamation requires funds in addition to those already estimated or allocated, the Issuer could be forced to pay for the extra work, which could have a material adverse effect on the Issuer’s financial position and operations.  In addition, unidentified environmental deficiencies may exist on other properties of the Issuer.  The discovery of and any required reclamation of any additional properties would likely have an adverse effect on the Issuer’s operations and financial position.

The Issuer is subject to substantial environmental requirements which could cause a restriction or suspension of the Issuer’s operations.  These requirements must be met for the Issuer to receive regulatory approval of its proposed mining operations.

In connection with its operations and properties, the Issuer is subject to extensive and changing environmental legislation, regulations and actions.  The Issuer cannot predict what environmental legislation, regulations or policy will be enacted or adopted in the future or how current or future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future.  The recent trends include, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require that the Issuer obtain permits or other authorizations for certain activities associated with exploration and numerous permits associated with mining operations and there is a risk the Issuer will not receive the required permits.  These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing habitat for certain species or other protected areas.

The aboriginal land claims process in Canada has recently resulted in some First Nations groups taking over administration of lands subject to the land claims settlement, and First Nations groups may look to impose additional requirements over land they administer.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may adversely affect the Issuer’s results of operations and business, or may cause material changes or delays in the Issuer’s intended activities.

At the federal and provincial level, regulations deal with environmental quality and impacts upon air, water, soil, vegetation and wildlife, as well as historical and cultural resources.  Approval must be received from the applicable bureau and/or department before exploration and mining can begin, and ongoing monitoring of operations is common.  If the Issuer’s operations result in negative effects upon the environment, government agencies will usually require the Issuer to provide remedial actions to correct the negative effects.

Title to the Issuer’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Issuer cannot guarantee that title to its properties will not be challenged.  Title insurance is not available for mineral properties in Canada and the Issuer’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained.  The Issuer’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  To date, the Issuer has only done a preliminary legal survey of the boundaries of its properties and has not obtained formal title reports on any of its properties and, therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  If title is challenged, the Issuer will have to defend its ownership through the courts.  A successful challenge to the precise area and location of these claims could result in the Issuer being unable to operate on its properties or being unable to enforce its right with respect to its properties.

Securing a right of way to permit construction and operation of the proposed tunnels for the KSM Project are subject to governmental and, possibly, third party approvals and consents which are not guaranteed.

The present development plans at the KSM Project include the construction of twin 23 kilometer parallel tunnels through Crown land.  The proposed route passes through approximately 13 kilometers of Crown land subject to mineral claims held by a third party.  The grant of a right of way for the tunnels is subject to the discretion of the relevant Minister in British Columbia.  Seabridge has applied to the British Columbia Ministry of Forest, Lands and Resource Opportunities for a right of way through such lands.  It is not clear whether the relevant Minister will be prepared to grant the required right of way without the consent of the third party mineral rights holders and, accordingly, Seabridge is assuming that obtaining the right of way will require the consent of the third party rights holders.  At this time Seabridge has not been able to secure rights to drive the tunnels through this land and it may have to pay appropriate compensation to secure a right of way through such mineral claims.  There can be no assurance that a right of way can be obtained.

There is uncertainty related to unsettled First Nations’ rights and title and settled Treaty Nation’s rights in British Columbia and the Northwest Territories and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia and the Northwest Territories.

Parts of the KSM Project lie within the traditional territory of a First Nation and no comprehensive treaty or land claims settlement has been concluded regarding this traditional territory.  A part of the KSM Project lies within territory subject to settled treaty rights of the Nisga’a Nation.  The Courageous Lake Project lies within the traditional territory of the Yellowknives Dene First Nation and no comprehensive treaty or land claims settlement has been concluded regarding this traditional territory.  A part of the Courageous Lake Project lies within territory designated as a shared use area under the settled treaty rights of the Tlicho Nation.  There can be no guarantee that the unsettled nature of land claims, or uncertainties associated with settled claims, in British Columbia and the Northwest Territories will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Issuer’s projects.

In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations groups.  Many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations or Treaty Nations groups. However, there can be no assurance that such consent can or will be secured at an acceptable cost or that the KSM Project or the Courageous Lake Project will be approved without such consent.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past decade has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment.  While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may recur with the resumption of an upward trend in metal prices.  Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The mining industry is intensely competitive.  Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals.  The Issuer may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other companies, many of which have greater financial resources, operational experience and technical capabilities than the Issuer.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters.  Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The Issuer has a dependence upon key management employees, the absence of which would have a negative effect on the Issuer’s operations.

The issuer strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, Chairman and Chief Executive Officer.  There is little possibility that this dependence will decrease in the near term.  If the Issuer’s operations expand, additional general management resources will be required.  The Issuer may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Issuer’s operations.  The Issuer does not carry any formal services agreements between itself and its officers or directors.  The Issuer does not carry any “key man” life insurance.

Certain of the Issuer’s directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers of the Issuer are also directors, officers or shareholders of other natural resource or mining-related companies.  Such associations may give rise to conflicts of interest from time to time.  The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interests of the Issue and to disclose any interest that they may have in any project or opportunity of the Issuer.  If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Issuer will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

Risks Related to the Common Shares

The market for the Common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Common shares.

The market for the Common shares may be highly volatile for reasons both related to the performance of the Issuer or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Issuer or its industry.  In particular, the price for gold has recently been at a historically high level and may not sustain such level.  In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and an attendant change in the price for the mineral.  The Common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Issuer’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Issuer, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies.  For these reasons, the Common shares can also be expected to be subject to volatility resulting from market forces over which the Issuer will have no control.  Further, despite the existence of markets for trading the Common shares in Canada and the United States, shareholders of the Issuer may be unable to sell significant quantities of Common shares in the public trading markets without a significant reduction in the price of the shares.

The Common shares are publicly traded and are subject to various factors that have historically made the Common share price volatile.

The market price of the Common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors.  The market price of the Common shares may increase or decrease in response to a number of events and factors, including: the Issuer’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Issuer’s press releases, material change reports, other public announcements and the Issuer’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common shares to be publicly traded after an offering of Common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Issuer or its competitors; and the factors listed under the heading “Description of the Issuer’s Business – Cautionary Statement Regarding Forward-
Looking Information and Statement”.

The market price of the Common shares is affected by many other variables that are not directly related to the Issuer’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the Common shares on the exchanges on which they trade has historically made the trading price of the  Common shares volatile and suggests that the trading price of the Common shares will continue to be volatile in the future.

The Issuer has never declared or paid any dividends on the Common shares.

The Issuer has never declared or paid any dividends on the Common shares.  The Issuer intends to retain earnings, if any, to finance the growth and development of the business and does not intend to pay cash dividends on the Common shares in the foreseeable future.  Any return on an investment in the Common shares will come from the appreciation, if any, in their value.  The payment of future cash dividends, if any, will be reviewed periodically by the Issuer’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.  See “Dividend Policy.”

Shareholders’ interest may be diluted in the future.

The Issuer may require additional funds for exploration and development programs or potential acquisitions.  If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders.  Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common shares.  With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Issuer’s earnings per share.

The Issuer could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Issuer’s gross income or its assets, the Issuer could be classified as a passive foreign investment company (”PFIC”) under the United States tax code.  If the Issuer is declared a PFIC, then owners of the Common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common shares, ro any gain realized upon a disposition of Common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common shares.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Issuer’s net capital gain and ordinary earnings for any year in which the Issuer is classified as a PFIC, whether or not the Issuer distributes any amounts to its shareholders.  U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common shares.

ITEM 5:         DIVIDENDS

The Issuer has not paid any dividends since incorporation.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Issuer and other factors which the directors may deem appropriate at the time.  However, the Issuer is not limited in any way in its ability to pay dividends on its Common shares other than to comply with solvency tests that apply to it under its governing corporate legislation.

ITEM 6:         GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Issuer is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Preferred shares, issuable in series, of which at March 26, 2013, 45,556,376 Common shares were issued and outstanding and no Preferred shares were issued and outstanding.

The holders of the Common shares are entitled to receive notice of and to attend the vote at all meetings of the shareholders of the Issuer and each Common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer.  The holders of the Common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, are entitled to receive such dividends in any financial year as the Board of Directors of the Issuer may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holder of the Common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, the remaining property and assets of the Issuer.

The directors of the Issuer are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common shares to the property and assets of the Issuer in the event of liquidation, dissolution or winding-up of the Issuer.

ITEM 7:         MARKET FOR SECURITIES

Trading Price and Volume

The Issuer’s Common shares are listed for trading through the facilities of the TSX under the symbol “SEA”, and on the NYSE under the symbol “SA”.  During the Issuer’s most recently completed financial year, the high and low trading prices and trading volume (rounded up or down to the nearest 100) of the Issuer’s Common shares on the TSX and on the NYSE was as follows:

2012	TSX			NYSE/AMEX
Month	Volume	High	Low	Volume	High	Low
January	446,788	20.89	16.55	5,390,563	20.83	16.48
February	446,601	25.62	19.95	8,585,205	25.65	19.95
March	421,717	24.38	19.09	7,231,183	24.70	19.26
April	245,140	20.15	16.20	5,468,145	20.32	16.41
May	563,394	17.28	12.31	12,437,902	16.98	12.20
June	647,459	18.10	14.01	8,038.942	17.59	13.52
July	391,477	15.45	13.34	4,688,055	15.29	12.98
August	453,381	16.60	13.57	6,233,401	16.83	13.55
September	664,034	19.66	16.22	7,989.437	20.34	16.34
October	298,720	19.60	16.41	4,180,637	19.96	16.61
November	352,797	17.79	14.10	5,412,254	17.84	14.02
December	1,039,836	18.69	14.00	13,545,481	18.99	15.04

ITEM 8:                      DIRECTORS AND OFFICERS

The By-Laws of the Issuer provide for the election and retirement of directors.  At each annual general meeting, all the directors retire and the Issuer elects a Board of Directors consisting of the number of directors fixed from time to time by the shareholders, subject to the Issuer’s Articles.  If the election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.  The Issuer has a 3 member Audit Committee, a 5 member Corporate Governance Committee, a 5 member Nominating Committee, a 3 member Compensation Committee and a 3 member Technical Committee.

The names and municipalities of residence of the directors and officers of the Issuer, the positions held by them with the Issuer, their principal occupations for the past five years and their shareholdings in the Issuer as of March 25, 2013 are as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(5)
James S. Anthony (3) Toronto, Ontario, Canada Director	President, Suma Investments Inc., a private investment company since 1986.	Since October 1999	779,791 directly 432,334 indirectly
A Frederick Banfield(1) (4) (5) Tucson, Arizona, USA Director	Chairman, Mintec Inc., a consulting and software company providing services to the minerals industry, since 1970.	Since October 1999	245,000

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(5)
Douglass “Scott” Barr(2) (3) (4) (5) Centennial, Colorado, USA Director
Executive, Value Assurance, Newmont Mining Corporation since Dec. 2011, Technical Advisor to, and previously Executive VP and COO of, Golden Star Resources Ltd., since 2008.  With Newmont Mining Corporation from 1995 to 2008, finishing as VP – Technical Strategy and Development
		Since June 2011	Nil
Thomas C. Dawson(1) (3) (4) Toronto, Ontario, Canada Director	Retired as Senior Audit and Accounting Partner, Deloitte & Touche LLP in 1999.	Since January 2006	44,225 directly 8,575 indirectly
Louis J. Fox(1) (2) (3) (4) Fort Lauderdale, Florida, USA Director	Private Businessman. From 1984 to 1999, a Senior Vice President of Gerald Metals, Inc.	Since January 2000	300,750
Rudi P. Fronk Toronto, Ontario, Canada Chairman and CEO	Chairman and CEO, Seabridge Gold Inc.	Since October 1999	1,150,000 directly 30,000 indirectly
Eliseo Gonzalez-Urien(2) (3) (4) (5) Ashland, Oregon, USA Director	Senior Technical Advisor, Seabridge Gold Inc. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	58,000
Jay Layman Breckenridge, Colorado, USA President and Chief Operating Officer	Executive Vice President and Chief Operating Officer, Seabridge Gold since March 2011; Independent Consultant (President of Tactical and Strategic Advisory Services LLC), August 2010 to February 2011, Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010; Vice President Corporate Development, Hecla Mining Company, 2006 to April 2007	Since June 2012	1,800
Christopher Reynolds Oakville, Ontario, Canada Vice President, Finance & CFO	Vice President, Finance and Chief Financial Officer, Seabridge Gold since May 2011; Director of Paramount Gold and Silver Corp., since December 2009; October 2007 – April 2011 Vice President Finance and Chief Financial Officer, Norsemont Mining Inc.; January 2001 – October 2007 various positions – resigned as Senior Vice President, Chief Financial Officer and Corporate Secretary, SoutherEra Diamonds Inc.	N/A	12,500

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(5)
William E. Threlkeld Morrison, Colorado, USA Senior Vice President	Senior V.P. Seabridge Gold Inc. since 2001, consultant to Seabridge; 1997-2001	N/A	225,000
R. Brent Murphy Yellowknife, NT, Canada Vice President, Environmental Affairs	Vice President, Environmental Affairs, Seabridge Gold Inc. since December 2010, Manager, Environmental Affairs to Seabridge; March 2008 - December 2010, Environment and Sustainability Manager, Alaska Gold Company, June 2007 -- March 2008, Chief Environmental Officer, EKATI Diamond Mine, BHP Billiton Diamonds Inc., January 2006 – June 2007	N/A	2,000
C. Bruce Scott West Vancouver, B.C., Canada Vice President, Corporate Affairs and Corporate Secretary	President of CBCS Law Corporation, counsel to the Issuer, Partner, DuMoulin Black LLP, January 1998 - December 2011	N/A	100 directly 8,900 indirectly
Gloria M. Trujillo Toronto, Ontario, Canada Assistant Secretary	Assistant Corporate Secretary, Seabridge Gold since 2003; Manager of Administration and Webmaster, Seabridge Gold since 2000	N/A	23,700

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Member of the Nominating Committee.
(5)	Member of the Technical Committee.
(6)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercise, as at March 26, 2013, based upon information furnished to the Corporation by individual directors.  Unless otherwise indicated, such shares are held directly.

As of March 26, 2013, the directors and executive officers of the Issuer, as a group, hold 3,453,875 Common shares of the Issuer (excluding Common shares which may be acquired upon exercise of stock options held by them), representing 7.6% of the Issuer’s issued and outstanding shares.  Each director holds office until the next general meeting of the Issuer at which directors are elected.

Other than as set forth below, none of the Issuer’s directors or executive officers is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Issuer) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

“Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

None of the Issuer’s directors or executive officers or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)
is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

ITEM 9:                      AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Issuer’s audit committee has a charter (The “Audit Committee Charter”) in the form attached to this AIF as Schedule “A”.

Composition of the Audit Committee

 Each of the members of the Issuer’s Audit Committee is independent and financially literate, as those terms are defined in National Instrument 52-110 Audit Committees.

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Thomas C. Dawson (Chairman of the Audit Committee)
Accountant since 1961.  He is a retired senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants.  He received his B.Comm from Loyola College (now Concordia University), Canada, in 1959.  Mr. Dawson is also a director of WaterFurnace Renewable Energy, a Canadian public company, Top 20 Dividend Trust, Top 20 US Dividend Trust and Top 20 Europe Dividend Trust.

Louis Fox
Mr. Fox holds a B.A. from the University of Pittsburgh and a J.D. from the Boston University Law School.  Mr. Fox has served on several public company boards and their respective audit committees.  He has more than 25 years of experience in precious metals trading, merchandising and merchant banking activities.  From 1984 to 1999, Mr. Fox was a Senior Vice President of Gerald Metals, Inc., an internationally recognized commodity trading, refining and merchant banking firm.  Prior to Gerald Metals, from 1974 to 1981, Mr. Fox was a Vice President of J. Aron & Co., and Vice President of Goldman Sachs from 1981 through 1984.

A. Frederick Banfield
Mr. Banfield is the Founder and Chairman of Mintec, Inc.  Mr. Banfield was one of the original developers of MineSight ™, recognized as the pre-eminent reserves modeling and mine design software system with more than 300 installations worldwide.  Mr. Banfield has also been an independent reserves auditor and mine planning advisor to some of the world’s leading gold mining organizations with respect to projects in the United States, Canada, Africa, Australia and Latin America.  Mr. Banfield holds an Engineer of Mines degree from the Colorado School of Mines.

External Auditor Services Fees (by Category)

The aggregate fees billed by the Issuer’s external auditors in the following categories for the 12 months ended December 31, 2012 and 2011 are as follows:

	2012	2011
Audit Fees	$276,500	$196,500
Audit Related Fees	$5,000	$75,000
Tax Fees	$53,710	$5,425
All Other Fees	Nil	$7,500
Total	$335,210	$284,425

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee nominates, for election by the Issuer’s shareholders at the Issuer’s annual general meeting, the Issuer’s independent auditors to audit the Issuer’s financial statements.  The Audit Committee is authorized by the Issuer’s Board of Directors to review the performance of the Issuer’s external auditors, to approve in advance the provision of services by the independent auditors and to consider the independence of the external auditors.

ITEM 10:         CONFLICTS OF INTEREST

Certain of the Issuer’s directors and officers serve or may agree to serve as director or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may pursue business objectives similar to those which the Issuer may pursue, the directors of the Issuer may have a conflict of interest respecting such pursuits.  Under the corporate laws applicable to the Issuer, the directors of the  Issuer are required to act honestly, in good faith and in the best interests of the Issuer and to disclose all conflicts to the directors so that appropriate procedures may be established for the circumstances, including abstaining from voting or the establishment of special committees.

ITEM 11:         LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Issuer is not a party to any legal proceedings and does not know of any such proceedings that are contemplated.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Issuer by a court relating to securities legislation or by a securities regulatory authority during the Issuer’s most recent completed financial year and up to the date of this AIF; (b) other penalties or sanctions imposed by a court or regulatory body against the Issuer that would likely be considered important to a reasonable court or regulatory body against the Issuer that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Issuer entered into with a court relating to securities legislation or with a securities regulatory authority during the Issuer’s most recently completed financial year and up to the date of this AIF.

ITEM 12:         INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Issuer’s outstanding Common shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Issuer.

ITEM 13:         TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

ITEM 14:         MATERIAL CONTRACTS

The Issuer is not a party to a material contract that was not entered into in the ordinary course of its business or that is otherwise required to be filed under section 12.2 of National Instrument 51-102 (“NI 51-102”) at the time this AIF is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this AIF is filed but for the fact that it was previously filed, other than the Option Agreement between Seabridge Gold Inc. and a subsidiary of Royal Gold, Inc. dated June 16, 2011, as amended October 28, 2011 and December 12, 2012, and described under “General Development of the Business – Three Year History”.

ITEM 15:         INTERESTS OF EXPERTS

None of Michael Lechner, Dr. John Huang, Sabry Abdel Hafez, Jim Gray, W.N. Brazier, Pierre Pelletier, Harold Bosche, Graham Parkinson, Darby Kreitz, Robert Parolin, Warren Newcomen, Kevin Jones, Ross Hammett, Tony Wachmann, Cameron Clayton, Nigel Goldup and Stephen Day, each being companies or persons who have been named as having prepared or participated in preparing reports relating to the Issuer’s mineral properties referred to in this AIF or otherwise filed under NI 51-102 by the Issuer during, or relating to, the Issuer’s most recently completed financial year or during the period thereafter to the date of this AIF, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer.  To the Issuer’s knowledge, as at the dates of their respective reports, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnership beneficially own, directly or indirectly, in total, less than one percent of the securities of the Issuer and one of them have received securities of the Issuer from the Issuer since such dates.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, are currently expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associate or affiliate of the Issuer.

William Threlkeld, the Senior Vice President of the Issuer and a Registered Professional Geologist, is named as having prepared or supervised the preparation of technical information in respect of exploration programs of the Issuer at both of the KSM and Courageous Lake projects.  Mr. Threlkeld owns 225,000 Common shares of the Issuer and options to purchase 285,000 Common shares at various prices.

The auditors of the Issuer are KPMG LLP, Chartered Accountants, of Toronto, Ontario, Canada.  KPMG LLP, Chartered Accountants, have confirmed that they are independent with respect to the Issuer with the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Issuer under all relevant US professional and regulatory standards.

ITEM 16:         ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com.  The information available at www.sedar.com includes copies of the full text of all of the technical reports prepared for the Issuer in respect of the Issuer’s properties described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Issuer’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Issuer’s consolidated financial statements and management’s discussion and analysis for the Issuer’s most recent completed financial year.

SCHEDULE A

AUDIT COMMITTEE CHARTER

The Audit Committee of Seabridge is a committee of the Board composed entirely of three outside and unrelated directors. Its overall goal is to ensure that the Corporation adopts and follows a policy of full, plain, true and timely disclosure of material financial information to its stakeholders Primary responsibility for the Corporation’s financial reporting, accounting systems and internal controls lies with management and is overseen by the Board.  The Committee assists the Board in fulfilling its responsibilities in this regard.  The Committee is mandated to satisfy the requirements of the Canada Business Corporations Act and any other applicable regulatory agencies.

Specifically, the Committee:

(a)	reviews the annual statements of the Corporation and makes recommendations to the Board with respect to these statements,

(b)	reviews the quarterly financial statements and makes recommendations to the Board with respect to these statements,

(c)	reviews all prospectuses, offering circulars, and similar documents,

(d)	oversees the adequacy and accuracy of the Corporation’s financial disclosure policies and obligations,

(e)	reviews significant accounting policies and estimates,

(f)
satisfies themselves from discussions with and/or reports from management and reports from the external auditors, that the Corporation’s internal controls, financial systems and procedures, and management information systems are appropriate and that internal controls identified are operating effectively,

(g)	meets with the Corporation’s auditors to review audit, financial reporting and other pertinent matters and to review their recommendations to management, and

(h)	recommends the appointment of auditors and reviews the terms of the audit engagement and the appropriateness of the proposed fee,

(i)	reviews through discussion or by way of a formal document the plan for the annual audit with the auditors and management,

(j)	evaluates the performance of the auditors,

(k)	confirms the independence of auditors,

(l)	establishes procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and

(m)	establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee meets at a minimum, quarterly and on such other occasions as required. The auditors are invited to attend the meetings.